Filed Pursuant to Rule 424(b)(1)
                                            Registration Statement No. 333-16475


                                2,245,000 Shares


                               [Pegasystems Logo]
                                Pegasystems Inc.

                                 Common Stock
                          (par value $.01 per share)
                                 -------------

Of the 2,245,000 shares of Common Stock offered hereby, 1,500,000 are being sold by Pegasystems Inc. ("Pegasystems" or the "Company") and 745,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

   See "Risk Factors" beginning on page 5 for certain considerations relevant to an investment in the Common Stock.


The last reported sale price of the Common Stock, which is quoted under the symbol "PEGA" on the Nasdaq National Market, was $30.25 per share on January 22, 1997. See "Price Range of Common Stock."


                                -------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -------------


            Initial Public    Underwriting    Proceeds to   Proceeds to Selling
            Offering Price    Discount (1)    Company (2)     Stockholders
            --------------    ------------    -----------     ------------
Per Share     $30.125           $1.582          $28.543          $28.543
Total (3)   $67,630,625       $3,550,608      $42,815,156      $21,264,861


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(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company, estimated to be $300,000.


(3) The Company has granted to the Underwriters an option for 30 days to purchase up to an additional 336,750 shares at the initial offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $77,775,219, $4,083,199 and $52,427,159, respectively.
    See "Underwriting."

                                -------------


   The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about January 28, 1997, against payment therefor in immediately available funds.



Goldman, Sachs & Co.
                     Cowen & Company
                                      Montgomery Securities

                                -------------



                The date of this Prospectus is January 22, 1997.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

Illustration, set over a map of the world, of the Company's three-tier, client/server environment. A central server is connected to three satellite servers, with rules and code replicated on all servers.

Foldout: Illustration omitted:

Illustration of the Pegasystems' "service backbone." A circle, revolving around customers, is divided into six segments corresponding to the customer service management functions supported by the Company's products, each segment containing labeled icons representing examples of such functions. In the "receiving" segment are icons representing computer inbound faxes, PegaView-ACE and Internet connections, high speed computer network links and shows computer screens demonstrating PegaView-ACE and Internet access; in the "reporting" segment, icons representing productivity, service and quality management, relational database interfaces and opportunity analysis; in the "resolving" segment, icons representing advisor checklists, system-driven processing and multi-currency accounting; in the "responding" icon, outbound faxes, internet electronic mail and personalized letters and automated followups; in the "researching" segment, icons representing on-line disks, micrographics and virtual archive opticals and tapes; and in the "routing" segment, prioritization and queuing, rule-driven workflow, electronic baskets and clustered work.

Inside cover: Illustration omitted:

Illustration of dispersed departments of an organization interacting with customers contacting the organization through various means, each such department connected to the organization's integrated service backbone, which is represented by a circle divided into six segments corresponding to the customer management functions supported by the Company's products support (receiving, reporting, resolving, responding, researching and routing).

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                 The Company

   Pegasystems develops customer service management software to automate customer interactions across transaction-intensive enterprises. Many of the world's largest banks, mutual funds and credit card organizations use the Company's solutions to integrate, automate, standardize and manage a broad array of mission-critical customer service activities, including account set-up, record retrieval, correspondence, disputes, investigations and adjustments. The Company's systems can be used by thousands of concurrent users to manage customer interactions and to generate billions of dollars a day in resulting transactions. Work processes initiated by the Company's systems are driven by a highly adaptable "rule base" defined by the user-organization for its specific needs. The rule base facilitates a high level of consistency in customer interactions, yet drives different processes depending on the customer profile or the nature of the request. The Company's open, multi-tier, client/server systems operate on a broad variety of platforms, including UNIX, Windows/NT and IBM/MVS. The Company offers consulting, training and support services to facilitate the use of its solutions.

   Intensifying competition is forcing businesses to reduce costs while focusing on customer service management as an important means of differentiation. Due to the volume and precise nature of their transactions, it is especially critical for financial services organizations to implement cost-effective systems to manage customer interactions accurately and efficiently. The Company's solutions provide a service backbone that drives intelligent processing and seamlessly integrates an organization's geographically dispersed and product specific service operations and isolated computer systems. By bridging these "islands of automation" within large organizations, the Company's solutions increase the efficiency of service representatives and enable organizations to address multiple customer needs during a single contact.

   The Company's objective is to become the leading provider of mission-critical client/server customer service management software to organizations performing a high volume of complex interactions with demanding customers. To achieve this objective, the Company is pursuing a number of strategies, including expanding its marketing to additional business units within its existing customers; leveraging its relationships and expertise with large financial services organizations to penetrate the medium-sized financial services market; targeting new markets such as insurance, telecommunications and public utilities which have similar customer service management needs; and developing standard product templates to facilitate the more rapid implementation of its solutions.


   The Company markets its software and services primarily through a direct sales force which consisted of 15 people as of December 31, 1996. The Company intends to increase substantially the size and productivity of its sales force, both of which will be necessary if the Company is to achieve significant revenue growth in the future.


   The Company was incorporated in the Commonwealth of Massachusetts in April 1983 and has been profitable in each quarter since the first quarter of 1985.

   The Company's principal executive offices are located at 101 Main Street, Cambridge, Massachusetts 02142, and its telephone number is (617) 374-9600.

   Pegasystems, PegaCARD, PegaCLAIMS, PegaSHARES, PegaTRACE, PegaINDEX, PegaPRISM, PegaREELAY, PegaSEARCH, PegaVIEW-ACE, PegaSTAR, Integrated Service Backbone, Service Excellence Through Automation, and Virtual Archive are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                                 The Offering


 Common Stock offered by the Company         1,500,000 shares
Common Stock offered by the Selling            745,000 shares
  Stockholders
Common Stock to be outstanding after        28,012,200 shares (1)
  the offering
Use of proceeds by the Company              For general corporate purposes, including working
                                            capital, product development, capital expenditures and
                                            possible acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol               PEGA


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(1) Based on the number of shares of Common Stock outstanding on December 31, 1996, plus 120,000 shares of Common Stock issuable upon exercise of stock options to be exercised immediately prior to the closing of this offering. Excludes 2,462,250 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1996, at a weighted average exercise price of $5.29 per share, of which options to purchase 563,570 shares were then exercisable. See "Capitalization" and "Management--Stock Plans."


                     Summary Consolidated Financial Data
                    (in thousands, except per share data)

                                                                             Nine Months Ended
                                               Year ended December 31,         September 30,
                                          -------------------------------  ---------------------
                                             1993       1994       1995       1995      1996
                                           ---------  ---------  ---------  -------------------
Consolidated Statement of Income Data:
Total revenue                               $10,212    $16,263   $22,247    $14,355    $20,956
Income from operations                          793      2,236     3,257      1,010      4,514
License interest income                       1,305      1,457     1,486      1,122      1,127
Net income                                    1,233      2,193     2,878      1,290      3,567
Net income per common and common
  equivalent share                          $  0.05    $  0.09   $  0.11    $  0.05    $  0.14
Weighted average number of common and
  common equivalent shares outstanding       24,231     24,102    25,551     25,600     25,952


                                             September 30, 1996
                                         ---------------------------
                                          Actual    As Adjusted (1)
                                         ---------  ----------------
Consolidated Balance Sheet Data:
Cash and cash equivalents                 $25,419      $ 67,974
Working capital                            34,521        77,076
Long-term license installments, net        18,032        18,032
Total assets                               59,728       102,283
Stockholders' equity                       48,136        90,691


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(1) Gives effect to (i) the sale of the 1,500,000 shares of Common Stock offered by the Company hereby at the public offering price of $30.125 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company, and (ii) the exercise of stock options to purchase 120,000 shares of Common Stock at an exercise price of approximately $0.33 per share, which exercise will occur immediately prior to the closing of this offering. See "Use of Proceeds" and "Capitalization."


Unless otherwise indicated herein, all information in this Prospectus (i) has been adjusted to give effect to a 15-for-1 split of the outstanding Common Stock, in the form of a stock dividend, effective December 9, 1994, (ii) has been adjusted to give effect to a 3-for-1 split of the outstanding Common Stock, in the form of a stock dividend, effective July 10, 1996, and (iii) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

                                 RISK FACTORS

   This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended. Discussion containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within this Prospectus generally. Actual results could differ materially from those projected in the forward- looking statements as a result of the risk factors set forth below and the matters set forth in this Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive. The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

Potential Fluctuations in Quarterly Results; Seasonality

   The Company's revenue and operating results have varied considerably in the past, and are likely to vary considerably in the future. Such fluctuations may be particularly pronounced because a significant portion of the Company's revenue in any quarter is attributable to product acceptances or license renewals by a relatively small number of customers, and reflects the Company's policy of recognizing license fee revenue upon product acceptance or license renewal in an amount equal to the present value of the total committed license payments due during the initial license term or renewal period, as the case may be. Product acceptance is preceded by an implementation period, typically ranging from three to six months but in some cases significantly longer, and by a lengthy sales cycle. The Company's sales cycle is subject to a number of significant risks over which the Company has little or no control, including customers' budgeting constraints and internal authorization reviews. Product implementation may be delayed for a variety of reasons including unforeseen technical problems and changes dictated by the customer in the scope or schedule of the implementation. Other factors contributing to fluctuations in the Company's revenue and operating results include changes in the level of operating expenses, demand for the Company's products and services, the introduction of new products and product enhancements by the Company and its competitors, competitive conditions in the industry and general economic conditions. The Company budgets its product development and other expenses anticipating future revenue. If revenue falls below expectations, the Company's business, operating results and financial condition are likely to be materially and adversely affected because only a small portion of the Company's expenses vary with its revenue. As a result, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon to predict future performance. There can be no assurance that the Company will be able to maintain profitability on an annual or quarterly basis.

   The Company's business has experienced and may continue to experience significant seasonality. In recent years the Company has recognized a greater percentage of its revenue in its third and fourth quarters than in the first and second quarters due to the Company's sales commission structure and the impact of that structure on the timing of product acceptances and license renewals by customers. This pattern is reinforced by the Company's maintenance contracts, which entitle customers to, among other things, a fixed number of hours of service per calendar year. Once the annual allotment of service hours is exhausted, customers pay for additional services on an hourly basis, typically resulting in higher services revenue in the Company's second, third and fourth quarters.

   Due to the foregoing factors, it is possible that in some future quarters the Company's operating results will fall below the expectations of the Company, market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on New Products; Rapid Technological Change; Product Development and Implementation Risks

   The market for customer management software and related consulting and training services is subject to rapid technological change, changing customer needs and preferences, frequent new product introductions, and evolving programming languages and industry standards that may render existing products and services obsolete. The Company's position in its current market or other markets that it may enter could be eroded rapidly by product advances. The life cycles of the Company's products are difficult to estimate, and the Company's growth and future performance will depend in part upon its ability to enhance existing products, and to develop and introduce new products that keep pace with technological advancements, meet changing customer requirements, respond to competitive products, and achieve market acceptance. The Company's product development efforts require and are expected to continue to require substantial investments by the Company for research, refinement and testing, and there can be no assurance that the Company will have the resources sufficient to make such investments. The Company has in the past experienced developmental delays, and there can be no assurance that the Company will not experience difficulties which would delay or prevent the successful development, introduction or implementation of new or enhanced products. In addition, there can be no assurance that such products will meet the requirements of the marketplace and achieve market acceptance, or that the Company's current or future products will conform to changing industry requirements. If the Company is unable for technological or other reasons to develop, introduce or implement new or enhanced products in a timely and effective manner, the Company's business, operating results and financial condition could be materially and adversely affected.

   Products as complex as the Company's may contain errors that may be detected at any point in the products' life cycles. In the past, the Company has discovered certain errors in its products and has experienced shipping delays while such errors were corrected. Such errors have also required the Company to ship corrected products to existing customers. There can be no assurance that errors will not be found in the future resulting in the loss of, or delay in, market acceptance and/or sales and revenue, diversion of development resources, injury to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Products" and "--Product Development."

Computing Platform Shift; Compatibility with Third Party Relational Databases

   The majority of large financial services organizations have traditionally used IBM MVS or Digital Equipment Corporation VMS systems for transaction processing. Increasingly, however, such organizations are migrating towards more open UNIX and Windows/NT server operating systems to meet their transaction processing requirements. Responding to this trend, and while continuing to support its core IBM and Digital Equipment Corporation platforms, the Company commenced efforts in 1992 to evolve versions of its products to use the C++ programming language and run on a variety of open platforms. In December 1995, for the first time one of the new C++ versions of the Company's products was used in production by a customer of the Company. The Company has since shipped new C++ versions of its products for use on RS 6000/AIX, Digital OpenVMS, Sun Solaris and Windows/NT platforms, of which the RS 6000/AIX, Digital OpenVMS and Sun Solaris systems have been brought into initial production use. The Company is actively working with customers to bring additional installations of these products into production. There can be no assurance that the new versions of the Company's products will meet the requirements of the marketplace and achieve market acceptance, or that organizations will not migrate to other computing platforms not supported by the Company. Moreover, there can be no assurance that, notwithstanding the benefits of the new versions of the Company's products, some of the Company's existing customers may choose not to migrate to UNIX and Windows/NT systems. In such event, the Company may be required to support both the old and new versions of its products, which could have a material adverse effect on its business, operating results and financial condition.


   The Company believes that the compatibility of customer service management software systems with popular relational databases is an important factor in the purchase decision of many organizations. Consequently, the Company recently developed and shipped Sun Solaris and Windows/NT versions of its software capable of storing work items in Oracle and Microsoft SQL Server relational databases. However, the Company's existing and potential customers may demand that the Company's systems be compatible with other relational databases and there can be no assurance that the Company will not experience difficulties which would delay or prevent the successful development or introduction of these additional capabilities. Any such difficulty could have a material and adverse effect on the Company's business, operating results and financial condition. See "Business--Product Development."

Dependence on the Financial Services Market; Industry Consolidation

   The Company has derived all of its revenue to date from customers in the financial services market, and the Company's future growth depends, in large part, upon increased sales to this market. The financial condition of the Company's customers and their willingness to pay for the Company's products and services are affected by competitive pressures, decreasing operating margins within the industry, currency fluctuations, active geographic expansion and deregulation. The Company believes that its customers' purchasing patterns are somewhat discretionary. As a result, demand for the Company's products and services could be affected by the condition of the financial services market or a deterioration in economic or market conditions generally.

   The financial services market is undergoing intense domestic and international consolidation. In recent years, several customers of the Company have been merged or consolidated out of independent existence, and there is no assurance that the Company will not experience declines in revenue occasioned, in whole or in part, by future mergers or consolidations. Any decline in the demand for the Company's products would have a material, adverse effect on the Company's business, operating results and financial condition. See "Business--Customers."

Uncertainty of Growth into other Markets

   As part of its growth strategy the Company is exploring the possibility of applying its technology to the customer service management requirements of markets other than financial services, such as insurance, telecommunications, medical, public utilities and retail. The Company believes that in connection with such efforts it will be necessary for the Company to hire additional personnel with expertise in these other markets. There can be no assurance that the Company will be successful in adapting its technology to these other markets or in attracting and retaining personnel with the necessary industry expertise. The inability of the Company to penetrate these other markets could have a material adverse effect on its business, operating results and financial condition. See "Business--Business Strategy."

Risks of Customer License Non-Renewal

   To date, a substantial majority of the Company's licenses have been renewed upon expiration. Revenue attributable to license renewals accounted for 32%, 26% and 28% of the Company's total revenue in 1993, 1994 and 1995, respectively, and in each period was attributable to a relatively small number of customers. There can be no assurance that a substantial majority of the Company's customers will continue to renew expiring licenses; any such non-renewal would require the Company to obtain revenue from other sources in order to achieve its revenue targets. A decrease in the Company's license renewal rate without offsetting revenue from other sources would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Customers" and Notes 1 and 8 of Notes to Consolidated Financial Statements.

Control by Existing Stockholders


   Upon completion of this offering, Alan Trefler, the Company's President and a member of its Board of Directors, will own approximately 77% of the Company's outstanding Common Stock (76% if the over-allotment option granted to the Underwriters is exercised in full). As of December 31, 1996, there were outstanding options to purchase 2,582,250 shares of the Company's Common Stock, of which options to purchase 683,570 shares were then exercisable. Assuming the exercise of all such outstanding options, Mr. Trefler would own approximately 71% of the outstanding Common Stock (70% if the over-allotment option granted to the Underwriters is exercised in full). There can be no assurance that any such stock options will be exercised. Accordingly, Mr. Trefler will be able to control the Company through his ability to determine the outcome of elections of the Company's directors, amend the Company's Restated Articles of Organization and Restated By-laws and take certain other actions requiring the vote or consent of stockholders of the Company. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

Dependence on Key Personnel

   The Company's future success depends to a significant extent on Mr. Trefler, its other executive officers and certain technical, managerial, consulting, sales and marketing personnel. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on the Company's business, operating results and financial condition. None of the Company's executive officers has entered into an employment contract with the Company, although each is subject to a non-disclosure and non-competition agreement with the Company. The Company does not have, and is not contemplating securing, any significant amount of key-man life insurance on any of its executive officers or other key employees. The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled technical, managerial, consulting, sales and marketing personnel. In particular, delays in hiring and training qualified sales personnel would adversely affect the Company's operating results due to the substantial time period between the identification of new customers and the successful implementation and acceptance of the Company's products by those customers. Because developing, selling and maintaining the Company's products requires extensive knowledge of computer hardware and operating systems, programming languages and application software, the number of qualified potential employees is limited. Moreover, competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to continue to grow and operate profitably.

Intense Competition

   The market for customer service management software and related consulting and training services is relatively new, intensely competitive and highly fragmented. The Company encounters significant competition from internal information systems departments of potential or existing customers that develop custom software. The Company also competes with companies that target the customer interaction or workflow markets, and professional services organizations that develop custom software in conjunction with rendering consulting services. Such competitors vary in size and in the scope and breadth of products and services offered. The Company anticipates increased competition for market share and pressure to reduce prices and make sales concessions, which could materially and adversely affect the Company's business, operating results and financial condition.

   Many of the Company's competitors have greater resources than the Company, and may be able to respond more quickly and efficiently to new or emerging technologies, programming languages or standards, or to changes in customer requirements or preferences. Many of the Company's competitors can devote greater managerial or financial resources than the Company can to develop, promote and distribute customer service management software products and provide related consulting and training services. There can be no assurance that the Company's current or future competitors will not develop products or services which may be superior in one or more respects to the Company's or which may gain greater market acceptance. Some of the Company's competitors have established or may establish cooperative arrangements or strategic alliances among themselves or with third parties, thus enhancing their abilities to compete with the Company. It is likely that new competitors will emerge and rapidly acquire market share. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that the competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. See "Business--Competition."

Management of Growth

   The growth in the size, geographic scope and complexity of the Company's business and the expansion of its product offerings and customer base have placed and are expected to continue to place a significant strain on the Company's management, operations and capital needs. The Company's continued growth, if any, will require it to hire, train and retain many employees both in the United States and abroad, particularly additional sales and financial personnel, and will also require the Company to enhance its financial and managerial controls and reporting systems. There is no assurance that the Company can manage its growth effectively or that the Company will be able to attract and retain the necessary personnel to meet its business challenges. If the Company is unable to manage its growth effectively, the Company's business, operating results and financial condition could be materially and adversely affected. See "Business--Business Strategy" and "--Sales and Marketing."

Risks Associated with International Operations; Currency and Other Risks

   Sales to customers headquartered outside of the United States represented approximately 24% and 10% of the Company's total revenue in 1994 and 1995, respectively. The Company, in part through its wholly-owned subsidiary based in the United Kingdom, markets products and renders consulting and training services to customers based in Canada, the United Kingdom, France, Switzerland, Ireland, Luxembourg, Mexico and Sweden and is in negotiations with potential customers based in other foreign countries. The Company recently established an office in Paris, France, and may establish additional offices in continental Europe, Australia or elsewhere in the Pacific Rim. The Company believes that its continued growth will necessitate expanded international operations requiring a diversion of managerial attention and financial resources. The Company anticipates hiring additional personnel to accommodate international growth, and the Company may also enter into agreements with local distributors, representatives or resellers. If the Company is unable to do one or more of these things in a timely manner, the Company's growth, if any, in its foreign operations will be restricted, and the Company's business, operating results and financial condition could be materially and adversely affected.

   In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for its products. Most of the Company's international sales are denominated in U.S. dollars. Accordingly, any appreciation of the value of the U.S. dollar relative to the currencies of those countries in which the Company distributes its products may place the Company at a competitive disadvantage by effectively making its products more expensive as compared to those of its competitors.

   Additional risks inherent in the Company's international business activities generally include unexpected changes in regulatory requirements, increased tariffs and other trade barriers, the costs of localizing products for local markets and complying with local business customs, longer accounts receivable patterns and difficulties in collecting foreign accounts receivable, difficulties in enforcing contractual and intellectual property rights, heightened risks of political and economic instability, the possibility of nationalization or expropriation of industries or properties, difficulties in managing international operations, potentially adverse tax consequences (including restrictions on repatriating earnings and the threat of "double taxation"), enhanced accounting and internal control expenses, and the burden of complying with a wide variety of foreign laws. There can be no assurance that one or more of these factors will not have a material adverse effect on the Company's foreign operations, and, consequentially, the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

Dependence upon Proprietary Rights; Risks of Infringement

   The Company's success is heavily dependent upon its ability to protect its proprietary technology. To protect its proprietary rights, the Company relies on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements. The Company also has one United States patent application pending. However, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, many countries' laws do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Accordingly, there can be no assurance that the Company will be able to protect its proprietary rights against unauthorized third party copying, use or exploitation, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

   Attempts may be made to copy or reverse engineer aspects of the Company's products, or to obtain, use or exploit information or methods which the Company deems proprietary. Additionally, there can be no assurance that the Company's customers and others will not develop products which infringe upon the Company's rights, or that compete with the Company's products. Policing the use of the Company's products is difficult and expensive, and there is no assurance that such efforts would prove effective.

Litigation or other action may be necessary in the future to enforce the Company's proprietary rights, to seek and confirm patent protection for the Company's technologies, or to determine the validity and scope of the proprietary rights of others. The Company expects that its software products may increasingly be subject to claims as the number of products and competitors in the Company's markets grows and the functionality of such products overlaps. Such litigation or proceedings, whether or not meritorious, could result in substantial costs and diversions of resources and management's attention, and could have a material adverse impact on the Company's business, operating results and financial condition. See "Business--Intellectual Property and Licenses."

Reliance on Certain Relationships

   The Company has a number of third party relationships that are significant to its sales, marketing and support activities and product development efforts. The Company relies upon relational database management systems applications and development tool vendors, software and hardware vendors, and consultants to provide marketing and sales opportunities for the Company's direct sales force, and strengthen its product offerings through the use of industry-standard tools and utilities. The Company has also recently begun establishing relationships with third parties that will distribute the Company's products. The Company's strategy in entering into these relationships is to keep pace with the technological and marketing developments of major software vendors, to acquire technical assistance for the Company's product development efforts and to leverage the Company's sales and marketing capabilities. There can be no assurance that these companies, most of which have significantly greater financial and marketing resources than the Company, will not develop or market software products which compete with the Company's products in the future or will not otherwise discontinue their relationships with or support of the Company. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, because of a divergence of interests, acquisition of one or more of these third parties, or for any other reason, could have a material adverse effect on the Company's business, results of operations and financial condition.

Product Liability; Warranty Claims

   The Company's license agreements with its customers typically contain provisions intended to limit the nature and extent of the Company's liability for product liability claims or claims arising from breaches of warranties. There is no assurance that such limitations would withstand judicial scrutiny or that they would bind a party not in direct privity with the Company. Furthermore, some of the Company's licenses with its customers are governed by laws other than those of the United States, and there is no assurance that purported limitations on liability would be enforced were foreign law to govern. Although the Company has not experienced any material product liability claims to date, the license and support of products by the Company and the incorporation of third party products and components may entail the risk of such claims. A product liability suit or action claiming a breach of warranty, whether or not meritorious, could result in substantial costs and a diversion of management's attention and the Company's resources, which costs and diversion could have a material adverse effect on the Company's business, operating results and financial condition. Additionally, a suit alleging a product defect or a breach of an express or implied warranty, if successful, may also have an adverse precedential effect on other or future actions.

Lack of Prior Dividends; No Plans to Pay Dividends in the Foreseeable Future

   The Company has never declared or paid cash dividends and does not anticipate paying cash dividends in the foreseeable future. The Company's current bank line prohibits payment of dividends without the bank's consent.

Potential Adverse Effects of Anti-Takeover Provisions; Possible Issuance of Preferred Stock

   The Company's Restated Articles of Organization (the "Restated Articles") and Restated By-Laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, the Company. The Restated Articles and Restated By-Laws provide that a stockholder seeking to have business conducted at a meeting of stockholders must give notice to the Company not less than 90 days prior to the scheduled meeting. The Restated By-Laws further provide that a special stockholders meeting may be called by the president or the Board of Directors or upon the request of stockholders holding at least 40% of the voting power of the Company. The Restated Articles and Restated By-Laws provide for a classified Board of Directors, and for the removal of directors only for cause upon the affirmative vote of the holders of a majority of the shares entitled to vote. Moreover, upon completion of this offering, the Company will be subject to an anti-takeover provision of the Massachusetts General Laws which prohibits, subject to certain exceptions, a holder of 5% or more of the outstanding voting stock of a corporation from engaging in certain transactions with the corporation, including a merger or stock or asset sale. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and may have the effect of preventing changes in the management of the Company. In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock."

Shares Eligible for Future Sale


   Sales of substantial amounts of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. On the date of this Prospectus, in addition to the 5,872,900 shares (including the 2,245,000 offered hereby) freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), 36,000 shares of Common Stock will be eligible for future sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act. Upon the expiration of lock-up agreements between certain stockholders of the Company and the representatives of the Underwriters 120 days after the date of the Prospectus, an additional 22,103,300 shares will become eligible for sale in the public market, subject to the provisions of Rule 144 under the Securities Act. The representatives of the Underwriters may waive some or all of the provisions of such lock-up agreements on a case-by-case or general basis, all without notice to the Company, its stockholders or any market on which the Common Stock may then be trading. See "Shares Eligible for Future Sale" and "Underwriting."



   As of December 31, 1996, giving effect to the exercise of options for the purchase of 120,000 shares immediately prior to the closing of this offering, options to purchase a total of 2,462,250 shares were outstanding (of which 563,570 were then exercisable) and 3,287,750 shares were reserved for future issuance under the Company's stock plans. Shares issuable upon exercise of such options and issuable under such stock plans are eligible for sale in the public market, subject to Rule 144 limitations applicable to affiliates. See "Shares Eligible for Future Sale."


Potential Volatility of Stock Price

   The market price of the Company's Common Stock has been volatile and could be subject to wide fluctuations in the future in response to quarter-to-quarter variations in operating results, the gain or loss of significant contracts, announcements of technological developments or new products by the Company and its competitors, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions. In addition, the stock market has experienced volatility that has particularly affected the market prices for the stock of many technology companies and that often has been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock" and "Underwriting."

                               USE OF PROCEEDS



   The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company pursuant to this offering are estimated to be $42,515,000 ($52,127,000 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses payable by the Company. The principal purposes of this offering are to increase the Company's equity capital and to increase the visibility of the Company in the marketplace. The Company intends to use the net proceeds from this offering for general corporate purposes, including working capital, product development and capital expenditures.



   The Company may seek acquisitions of businesses, products and technologies that are complementary to those of the Company, and a portion of the net proceeds may be used for such acquisitions. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no plans, commitments or agreements with respect to any such acquisitions as of the date of this Prospectus, and there can be no assurance that any such acquisitions will be made. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                         PRICE RANGE OF COMMON STOCK

   The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "PEGA" since the Company's initial public offering in July 1996. The following table shows the high and low sale prices for one share of Common Stock on the Nasdaq National Market for the periods indicated.


                                                 High      Low
                                               ------------------
1996
----
Third quarter (beginning July 19, 1996)         $27.00    $10.00
Fourth quarter                                  $37.00    $26.125




   On January 22, 1997, the closing sale price of the Common Stock was $30.25. As of January 22, 1997, there were approximately 27 holders of record of the Company's Common Stock.



                               DIVIDEND POLICY

   The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business. The Company's current loan agreement with a bank prohibits the payment of dividends without the bank's consent.

                                CAPITALIZATION



   The following table sets forth the capitalization of the Company as of September 30, 1996 and as adjusted to give effect to the sale of 1,500,000 shares of Common Stock offered by the Company hereby at the public offering price of $30.125 per share and the receipt of the proceeds therefrom, after deducting the underwriting discount and estimated offering expenses payable by the Company. See "Use of Proceeds." This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.





                                                            September 30, 1996
                                                         ------------------------
                                                           Actual    Adjusted (1)
                                                          ---------  -------------
                                                           (in thousands except
                                                            share-related data)
Stockholders' equity
 Common Stock, $.01 par value, 45,000,000 shares
  authorized, 26,372,000 shares issued and outstanding
  (actual); and 27,992,000 shares issued and outstanding
  (as adjusted) (2) (3)                                    $   264     $   280
Additional paid-in capital                                  29,994      72,533
Deferred compensation                                          (77)        (77)
Retained earnings                                           18,089      18,089
Cumulative foreign currency translation adjustment            (134)       (134)
                                                          ---------  ---------
  Total stockholders' equity                                48,136      90,691
                                                          ---------  ---------
   Total capitalization                                    $48,136     $90,691
                                                          =========  =========



-------------

(1) Adjusted to give effect to (i) the sale of 1,500,000 shares of Common Stock offered by the Company hereby at the public offering price of $30.125 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company, and (ii) the exercise of stock options to purchase 120,000 shares of Common Stock at an exercise price of approximately $0.33 per share, which exercise will occur immediately prior to the closing of this offering.



(2) Includes 120,000 shares of Common Stock issuable upon exercise of stock options to be exercised immediately prior to the closing of this offering.

(3) Excludes 2,397,950 shares of Common Stock issuable pursuant to the exercise of options outstanding at September 30, 1996, of which options to purchase 401,390 shares were then exercisable. See "Management--Stock Plans."

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data at December 31, 1994 and 1995 and for the three years ended December 31, 1995, are derived from consolidated financial statements of Pegasystems Inc., which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data at December 31, 1991, 1992 and 1993 and for each of the two years ended December 31, 1992, are derived from consolidated financial statements of the Company audited by Ernst & Young LLP but not included in this Prospectus. The selected consolidated financial data presented below at and for the nine months ended September 30, 1995 and 1996 are derived from the Company's unaudited financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for the unaudited interim periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full year or for any future period. The data presented below should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                    Nine Months Ended
                                            Year Ended December 31,                   September 30,
                               -------------------------------------------------- ---------------------
                                 1991      1992      1993       1994      1995       1995       1996
                               --------  --------  ---------  --------- ---------  --------- ----------
                                                (in thousands, except per share data)
Consolidated Statement of
  Income Data:
Total revenue                  $ 7,784   $ 8,963   $10,212    $16,263    $22,247    $14,355   $20,956
Income from operations           1,858     1,944       793      2,236      3,257      1,010     4,514
License interest income            987     1,220     1,305      1,457      1,486      1,122     1,127
Net income                       1,791     1,867     1,233      2,193      2,878      1,290     3,567
Net income per common and
common equivalent share        $  0.07   $  0.08   $  0.05    $  0.09    $  0.11    $  0.05   $  0.14
Weighted average common and
  common equivalent shares
  outstanding                   24,471    24,471    24,231     24,102     25,551     25,600    25,952

                                                     December 31,                   September 30,
                                    --------------------------------------------------------------
                                     1991      1992      1993     1994      1995         1996
                                    -------- --------  --------  -------- -------- ---------------
                                                                 (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents           $    80  $   336   $   435   $   456  $   511      $25,419
Working capital                       1,904    3,428     4,231     4,441    4,393       34,521
Long-term license installments,
  net                                 5,512    6,319     6,782     9,135   13,399       18,032
Total assets                         11,992   14,387    17,057    20,787   25,876       59,728
Long-term debt                          108      118       458       450      816           --
Stockholders' equity                  6,576    8,444     9,676    11,872   14,674       48,136


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operation of the Company should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, and the other financial information included elsewhere in this Prospectus.

Overview

   The Company was founded in April 1983 to develop, market and support customer management software solutions for financial services organizations. Product development began immediately and by the end of the year the Company had secured its first customer. The Company has been profitable in each fiscal quarter since the first quarter of 1985.

   The Company's revenue is derived from two sources: software license fees and services revenue. License fees, which have historically represented the majority of the Company's total revenue, are generally payable on a monthly basis under license agreements which typically have a five-year term and are subject to renewal at the customer's option for an additional fixed period. Such license agreements are generally non-cancellable, although some may be terminated by the licensee for a fee prior to the expiration of the initial term but after a minimum specified period. The Company's licenses generally provide for annual license fee increases (the "inflation adjustments") based on recognized inflation indexes (sometimes subject to maximums). The Company believes that both it and its customers derive substantial benefits from the recurring fee model because it encourages the Company to be responsive to customer needs and provides the Company with additional revenue opportunities through license renewals.

   License revenue is recognized upon product acceptance. In the case of license renewals, revenue is recognized upon execution of the renewal agreement or if, as is generally the case, renewal is automatic unless the customer gives notice of termination, at the expiration of the period during which the customer has the right to terminate. The inflation adjustments are recognized ratably over the months to which they apply. In accordance with Statement of Position No. 91-1 issued by the American Institute of Certified Public Accountants, the amount of software license revenue recognized upon product acceptance or license renewal is equal to the present value of the payments due during the minimum initial or renewal term, as the case may be, plus the present value of any early termination fee. In 1993, 1994 and 1995 and the three months ended March 31, 1996, the discount rate for purposes of the present value calculation was 7%; for the three months ended June 30, 1996 and September 30, 1996, such discount rate was 6.75%. Commencing with the three months ended March 31, 1996, the Company has established and intends to continue to establish the discount rate quarterly based on the Company's then current marginal borrowing rate, reduced, with respect to licenses which provide for inflation adjustments, by 1.5%, reflecting the Company's estimate of the benefit of future inflation adjustments during the minimum license term. The imputed interest portion of the license fees, which is reported as license interest income in the Company's consolidated statements of income, is recognized over the minimum initial or the renewal term, as the case may be. To date, a substantial majority of the Company's software licenses have been renewed upon expiration. License renewals accounted for 32%, 26% and 28% of total revenue in 1993, 1994 and 1995, respectively. The fact that a significant portion of the Company's revenue is derived from the renewal of license agreements with fixed expiration dates assists the Company in anticipating future revenue.

   The Company's services revenue is comprised of fees for implementation, consulting, maintenance and training services. All software license customers are required to enter into a maintenance contract requiring the customer to pay a monthly maintenance fee over the term of the related license agreement equal to approximately 18% of the license fee. Maintenance fees are recognized ratably over the term of the maintenance agreement. The Company's software license agreements typically require the Company to provide a specified level of implementation services for a fixed fee, typically with additional implementation services available at an hourly rate. Implementation fees are payable upon the achievement of specified milestones. The Company generally recognizes implementation as well as consulting and training fees as the services are provided.

   In accordance with generally accepted accounting principles, the Company has capitalized certain software development costs which it has typically amortized over two years. No such costs, however, were capitalized in 1995 or in the nine months ended September 30, 1996. At September 30, 1996, the Company carried $123,000 of capitalized software development costs. These costs will be fully amortized by the end of 1996. As a result, the Company expects that its cost of software license revenue will be lower in 1997 than in 1996.

   The Company's export revenue has fluctuated considerably in the past due to the fact that such revenue has been largely attributable to a small number of product acceptances during a given period. The Company's export revenue increased from $1.0 million in 1993 to $3.9 million in 1994 due primarily to product acceptance by a single customer in Ireland in 1994, the year in which the Company organized its subsidiary in the United Kingdom. Export revenue declined to $2.3 million in 1995 due to the lack of large product acceptances during the year.

   Most of the Company's contracts are denominated in U.S. dollars, although several are denominated in other currencies, primarily British pounds sterling. The Company expects that in the future more of its contracts will be denominated in foreign currencies. The Company has not experienced any significant foreign exchange gains or losses, and the Company does not expect that foreign currency fluctuations will have a significant effect on either its revenue or costs in the near term.

Results of Operations

   The following table sets forth, for the periods indicated, certain items in the Company's consolidated statement of income reflected as a percentage of total revenue:

                                                            Nine Months
                                       Year Ended              Ended
                                      December 31,         September 30,
                                ------------------------- ----------------
                                 1993     1994     1995    1995     1996
                                 ------- -------  ------- ------- --------
Revenue:
 Software license                 63.1%    59.4%   60.8%    58.6%    61.5%
 Services                         36.9     40.6    39.2     41.4     38.5
                                 ------- -------  ------- ------- --------
  Total revenue                  100.0    100.0   100.0    100.0    100.0
                                 ------- -------  ------- ------- --------
Cost of revenue:
 Cost of software license         12.2      6.6     2.9      3.5      1.7
 Cost of services                 21.8     23.3    27.7     29.7     23.9
                                 ------- -------  ------- ------- --------
  Total cost of revenue           34.0     29.9    30.6     33.2     25.6
                                 ------- -------  ------- ------- --------
  Gross profit                    66.0     70.1    69.4     66.8     74.4
                                 ------- -------  ------- ------- --------
Operating expenses:
 Research and development         36.9     33.5    31.7     34.5     28.1
 Sales and marketing              13.2     16.2    16.1     17.7     18.5
 General and administrative        8.2      6.7     6.9      7.6      6.3
                                 ------- -------  ------- ------- --------
  Total operating expenses        58.3     56.4    54.7     59.8     52.9
                                 ------- -------  ------- ------- --------
Income from operations             7.7     13.7    14.7      7.0     21.5
License interest income           12.8      9.0     6.7      7.8      5.4
Other interest income              0.3      0.1     0.1      0.1      1.4
Interest expense                  (0.3)    (0.3)   (0.5)    (0.4)    (0.4)
                                 ------- -------  ------- ------- --------
Income before provision for
  income taxes                    20.5     22.5    21.0     14.5     27.9
Provision for income taxes         8.4      9.0     7.9      5.5     10.9
                                 ------- -------  ------- ------- --------
Net income                        12.1%    13.5%   13.1%     9.0%    17.0%
                                 ======= =======  ======= ======= ========

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

   Revenue

   Total revenue for the nine months ended September 30, 1996 (the "1996 Period") increased 46.0% to $21.0 million from $14.4 million for the nine months ended September 30, 1995 (the "1995 Period"). The increase was primarily due to an increase in software license revenue.

   Software license revenue for the 1996 Period increased 53.3% to $12.9 million from $8.4 million for the 1995 Period. The increase in software license revenue was primarily attributable to software license acceptances by new customers, software license agreement renewals, expanded software usage by existing customers, the licensing of standard product templates and inflation-based increases in monthly license fees.

   Services revenue for the 1996 Period increased 35.7% to $8.1 million from $5.9 million for the 1995 Period. The increase in services revenue was primarily attributable to increased demand for consulting and implementation services, and to a lesser extent, increased maintenance revenue from a larger installed product base.

   Cost of Revenue

   Cost of software license consists of amortization expense related to capitalized software development costs, royalty payments to third party software vendors and costs of product media, duplication and packaging. Cost of software license for the 1996 Period decreased 30.3% to $354,000 from $508,000 for the 1995 Period, and decreased as a percentage of total revenue from 3.5% for the 1995 Period to 1.7% for the 1996 Period. As a percentage of software license revenue, cost of software license decreased from 6.0% for the 1995 Period to 2.7% for the 1996 Period. Such decreases were due to decreased amortization expense related to capitalized software development costs.

   Cost of services consists primarily of the costs of providing implementation, consulting, maintenance and training services. Cost of services for the 1996 Period increased 17.6% to $5.0 million from $4.3 million for the 1995 Period mainly due to increased staffing in the Company's Reengineering and Client Services group in the United Kingdom and in the Company's domestic regional offices to meet growing client commitments. Cost of services as a percentage of total revenue declined from 29.7% for the 1995 Period to 23.9% for the 1996 Period, and declined as a percentage of services revenue from 71.7% for the 1995 Period to 62.1% for the 1996 Period, in both cases due to the growth in the Company's total revenue and increased utilization of service personnel.

   Operating Expenses

   Research and development expenses consist primarily of the cost of personnel and equipment needed to conduct the Company's research and development efforts. Research and development expenses for the 1996 Period increased 18.9% to $5.9 million from $4.9 million for the 1995 Period. The increase in research and development expenses was due to the hiring of additional development personnel. As a percentage of total revenue, research and development expenses declined from 34.5% for the 1995 Period to 28.1% for the 1996 Period reflecting the Company's strategy of leveraging existing product functionality by shifting its historical focus on research and development to sales and marketing.

   Sales and marketing expenses for the 1996 Period increased 52.2% to $3.9 million from $2.5 million for the 1995 Period. As a percentage of total revenue, sales and marketing expenses increased from 17.7% for the 1995 Period to 18.5% for the 1996 Period. Such increases were attributable to the hiring of additional direct sales and marketing personnel, increased sales commission payments attributable to higher sales, and increased investment in marketing support activities and materials.

   General and administrative expenses consist primarily of the salaries of the Company's executive, administrative and financial personnel, and associated expenses. General and administrative expenses for the 1996 Period increased 22.2% to $1.3 million from $1.1 million for the 1995 Period due to increased investment in the infrastructure needed to support the Company's growth. Such expenses declined as a percentage of total revenue from 7.6% for the 1995 Period to 6.3% for the 1996 Period due to the growth in the Company's total revenue.

   License Interest Income

   License interest income represents the portion of all license fees due under software license agreements which was not recognized upon product acceptance or license renewal. License interest income for the 1996 Period and the 1995 Period remained constant at $1.1 million.

   Provision for Income Taxes

   The provisions for federal, state and foreign taxes were $790,000 and $2.3 million for the 1995 Period and the 1996 Period, respectively. The effective tax rates were 38% for the 1995 Period and 39% for the 1996 Period. The increase in the effective tax rate was primarily due to the reduced availability of research and development tax credit carryforwards. At September 30, 1996, the Company had $420,000 in research and development tax credit carryforwards available to offset future federal taxable income.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

   Revenue

   Total revenue for 1995 increased 36.8% to $22.2 million from $16.3 million for 1994 due primarily to an increase in software license revenue, and to a lesser extent, an increase in services revenue.

   Software license revenue for 1995 increased 40.0% to $13.5 million from $9.7 million in 1994 due to increased product acceptances and license renewals.

   Services revenue for 1995 increased 32.1% to $8.7 million from $6.6 million in 1994 primarily due to an increase in the amount of implementation and consulting services provided, and to a lesser extent, increases in the billing rates of the personnel providing these services and an increase in training revenue.

   Cost of Revenue

   Cost of software license for 1995 decreased 40.9% to $640,000 from $1.1 million for 1994, and decreased as a percentage of total revenue from 6.6% for 1994 to 2.9% for 1995. As a percentage of software license revenue, cost of software license decreased from 11.1% for 1994 to 4.7% for 1995. Such decreases were due to reduced amortization of capitalized software development costs.

   Cost of services for 1995 increased 62.5% to $6.2 million from $3.8 million for 1994 and increased as a percentage of total revenue from 23.3% for 1994 to 27.7% for 1995. Cost of services as a percentage of total services revenue increased from 57.4% for 1994 to 70.7% for 1995. Such increases were due to the hiring of additional personnel to provide implementation and consulting services to support the Company's growing customer base.

   Operating Expenses

   Research and development expenses for 1995 increased 29.8% to $7.1 million from $5.4 million for 1994 as a result of increased efforts by the Company to develop versions of its products capable of running on multiple UNIX platforms in a client/server environment. As a percentage of total revenue, research and development expenses declined from 33.5% for 1994 to 31.7% for 1995 due to the growth in the Company's total revenue.

   Sales and marketing expenses for 1995 increased 36.6% to $3.6 million from $2.6 million for 1994 due to the hiring of additional sales and marketing personnel, increased sales commission payments and increased investment in trade shows and other sales and marketing efforts. As a percentage of total revenue, sales and marketing expenses decreased slightly from 16.2% for 1994 to 16.1% for 1995 due to growth in the Company's total revenue.

   General and administrative expenses for 1995 increased 41.2% to $1.5 million from $1.1 million for 1994 due to increased management recruiting costs, the establishment of two new regional offices in Chicago and Dallas/Fort Worth and the relocation of the Company's United Kingdom office. General and administrative expenses were 6.9% of total revenue in 1995 and 6.7% in 1994.

   License Interest Income

   License interest income for 1995 and 1994 remained constant at $1.5 million.

   Provision for Income Taxes

   The provisions for federal, state and foreign taxes were $1.5 million and $1.8 million for 1994 and 1995, respectively. The effective tax rates were 40% for 1994 and 38% for 1995. The decrease in the effective tax rate was primarily due to increased availability of research and development tax credits. See Note 7 of Notes to Consolidated Financial Statements.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

   Revenue

   Total revenue for 1994 increased 59.2% to $16.3 million from $10.2 million for 1993. In January 1994, the Company organized Pegasystems Limited, a wholly-owned subsidiary based in the United Kingdom. In its first year of operation, Pegasystems Limited introduced the Company's products into Ireland, France and Luxembourg. Financial results for 1994 and subsequent years reflect the consolidated earnings of Pegasystems Inc. and Pegasystems Limited.

   Software license revenue represented 59.4% and 63.1% of total revenue for 1994 and 1993, respectively. Software license revenue for 1994 increased 49.8% to $9.7 million from $6.4 million for 1993. The increase in software license revenue in 1994 was primarily attributable to increased product acceptances by customers headquartered outside of the United States. The Company's software license revenue from customers headquartered outside of the United States was $3.1 million, or 32.5% of software license revenue, and $0.7 million, or 10.8% of software license revenue, in 1994 and 1993, respectively.

   Services revenue for 1994 increased 75.3% to $6.6 million from $3.8 million for 1993 primarily due to the increased amount of implementation and consulting services provided to a widening customer base. Following a focused internal reengineering effort which began in 1993 and continued into 1994, the Company redeveloped its strategy for new customer implementations leading to greater services revenue from more effective and timely implementations and the creation of standard training courses.

   Cost of Revenue

   Cost of software license decreased 13.5% to $1.1 million for 1994 from $1.2 million for 1993 and decreased as a percentage of total revenue from 12.2% for 1993 to 6.6% for 1994. As a percentage of software license revenue, cost of software license decreased from 19.3% for 1993 to 11.1% for 1994. Such decreases were due to reduced amortization of capitalized software development costs.

   Cost of services for 1994 increased 70.3% to $3.8 million from $2.2 million for 1993 and increased as a percentage of total revenue from 21.8% for 1993 to 23.3% for 1994. Such increases were due to the costs associated with establishing the Company's United Kingdom office in January 1994 and with developing new training facilities in Cambridge, Massachusetts and San Francisco, California. Cost of services as a percentage of total services revenue decreased from 59.2% for 1993 to 57.4% for 1994 due to increased utilization of service personnel.

   Operating Expenses

   Research and development expenses for 1994 increased 44.4% to $5.4 million from $3.8 million for 1993 primarily as a result of efforts by the Company to develop versions of its products capable of running on multiple UNIX platforms in a client/server environment. As a percentage of total revenue, research and development expenses declined to 33.5% for 1994 from 36.9% for 1993 due to growth in the Company's total revenue.

   Sales and marketing expenses for 1994 increased 94.7% to $2.6 million from $1.4 million for 1993, representing 16.2% and 13.2% of total revenue in the respective years. Such increases reflected the establishment of a sales operation in the United Kingdom and increased sales commission payments.

   General and administrative expenses for 1994 increased 30.8% to $1.1 million from $830,000 for 1993 due to overhead associated with the expansion of the Company's headquarters in Cambridge, Massachusetts, relocation of the regional office in San Francisco, California, and the establishment of operations in the United Kingdom. General and administrative expenses as a percentage of total revenue declined slightly to 6.7% for 1994 from 8.2% for 1993 due to the growth in the Company's total revenue.

   License Interest Income

   License interest income for 1994 increased 11.6% to $1.5 million from $1.3 million in 1993 primarily due to the prepayment by one customer in 1994 of certain monthly software license fees.

   Provision for Income Taxes

   The provisions for federal, state and foreign taxes were $860,000 and $1.5 million for 1993 and 1994, respectively. The effective tax rates were 41% for 1993 and 40% for 1994. The decrease in the effective tax rate was primarily due to the use of certain tax credits. See Note 7 of Notes to Consolidated Financial Statements.

Quarterly Operating Results

   The following tables set forth certain unaudited consolidated financial information for each of the four quarters in 1995 and for the first three quarters of 1996. In management's opinion, this unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Prospectus. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                     Three Months Ended
                     ---------------------------------------------------------------------------------
                     March 31,  June 30, September 30, December 31,  March 31, June 30,  September 30,
                        1995      1995        1995         1995        1996      1996         1996
                     --------- ---------  ------------------------- ---------  ---------  -------------
                                           (in thousands except percentage data)
Consolidated Statement of Income Data:
Revenue:
 Software license      $2,209    $2,581      $3,624       $5,114      $2,520    $3,874       $6,502
 Services               1,796     2,113       2,032        2,778       2,421     2,575        3,064
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
  Total revenue         4,005     4,694       5,656        7,892       4,941     6,449        9,566
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
Cost of revenue:
 Cost of software
  license                 191       190         127          127         118       118          118
 Cost of services       1,249     1,404       1,605        1,903       1,405     1,584        2,017
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
  Total cost of
  revenue               1,440     1,594       1,732        2,030       1,523     1,702        2,135
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
Gross profit            2,565     3,100       3,924        5,862       3,418     4,747        7,431
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
Operating expenses:
 Research and
   development         $1,438    $1,640      $1,871       $2,112      $1,604    $1,918       $2,361
 Sales and marketing      797       867         878        1,050         974     1,282        1,614
 General and
  administrative          327       380         381          453         389       399          541
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
  Total operating
    expenses            2,562     2,887       3,130        3,615       2,967     3,599        4,516
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
Income from
  operations                3       213         794        2,247         451     1,148        2,915
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
License interest
  income                  370       368         384          364         368       378          381
Other interest
  income                    6         4           6            0          12        11          273
Interest expense          (18)      (17)        (33)         (50)        (39)      (30)         (16)
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
Income before
  provision for
  income taxes            361       568       1,151        2,561         792     1,507        3,553
Provision for income
  taxes                   137       216         437          973         311       588        1,386
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
Net income             $  224    $  352      $  714       $1,588      $  481    $  919       $2,167
                     ========= =========  ==========   ==========   =========  =========  ==========
Percent of Total
  Revenue:
Revenue:
 Software license        55.2%     55.0%       64.1%        64.8%       51.0%     60.1%        68.0%
 Services                44.8      45.0        35.9         35.2        49.0      39.9         32.0
                     --------- ---------  ----------   ----------   ---------  ---------  ----------
  Total revenue         100.0     100.0       100.0        100.0       100.0     100.0        100.0
Cost of revenue:
 Cost of software
  license                 4.8       4.1         2.2          1.6         2.4       1.8          1.2
 Cost of services        31.2      29.9        28.4         24.1        28.4      24.6         21.1
                     --------- ---------  ----------   ------------ ---------  ---------  ----------
  Total cost of
  revenue                36.0      34.0        30.6         25.7        30.8      26.4         22.3
                     --------- ---------  ----------   ------------ ---------  ---------  ----------
Gross profit             64.0      66.0        69.4         74.3        69.2      73.6         77.7
                     --------- ---------  ----------   ------------ ---------  ---------  ----------
Operating expenses:
 Research and
   development           35.9      34.9        33.1         26.8        32.5      29.7         24.7
 Sales and marketing     19.9      18.5        15.5         13.3        19.7      19.9         16.9
 General and
  administrative          8.2       8.1         6.7          5.7         7.8       6.2          5.6
                     --------- ---------  ----------   ------------ ---------  ---------  ----------
  Total operating
    expenses             64.0      61.5        55.3         45.8        60.0      55.8         47.2
                     --------- ---------  ----------   ------------ ---------  ---------  ----------
Income from
  operations              0.0       4.5        14.1         28.5         9.2      17.8         30.5
License interest
  income                  9.2       7.8         6.8          4.6         7.4       5.9          4.0
Other interest
  income                  0.2       0.1         0.1          0.0         0.2       0.1          2.9
Interest expense         (0.4)     (0.3)       (0.6)        (0.7)       (0.8)     (0.4)        (0.2)
                     --------- ---------  ----------   ------------ ---------  ---------  ----------
Income before
  provision for
  income taxes            9.0      12.1        20.4         32.4        16.0      23.4         37.2
Provision for income
  taxes                   3.4       4.6         7.8         12.3         6.3       9.1         14.5
                     --------- ---------  ----------   ------------ ---------  ---------  ----------
Net income                5.6%      7.5%       12.6%        20.1%        9.7%     14.3%        22.7%
                     ========= =========  ==========   ============ =========  =========  ==========

   The Company's business has experienced and is expected to continue to experience significant seasonality. In recent years the Company has recognized a greater percentage of its revenue in its third and fourth quarters than in its first and second quarters due to the Company's sales commission structure and the impact of that structure on the timing of product acceptances and license renewals by customers. This pattern is reinforced by the Company's maintenance contracts, which entitle customers to, among other things, a fixed number of hours of service per calendar year. Once the annual allotment of service hours is exhausted, customers pay for additional services on an hourly basis, typically resulting in higher services revenue in the Company's second, third and fourth quarters.

   Cost of software license has been declining due to decreasing amortization expense relating to capitalized software development costs. No software development costs were capitalized in 1995 or the first nine months of 1996.

   The increase in total operating expenses in the fourth quarter of 1995 reflected primarily an adjustment for bad debt exposure which developed in such quarter.



Three Months Ended December 31, 1996

    The Company expects that its total revenue for the three months ended December 31, 1996 (the "1996 Fourth Quarter") will be approximately $12.6 million, an increase of 60% from the Company's total revenue for the three months ended December 31, 1995 (the "1995 Fourth Quarter") of $7.9 million. Software license revenue is expected to increase 83% to approximately $9.4 million in the 1996 Fourth Quarter from $5.1 million for the 1995 Fourth Quarter, while services revenue is expected to increase 16% to approximately $3.2 million for the 1996 Fourth Quarter from $2.8 million for the 1995 Fourth Quarter. The Company anticipates that its net income will increase 147% to approximately $3.9 million (or 14 cents per share) for the 1996 Fourth Quarter from $1.6 million (or 6 cents per share) for the 1995 Fourth Quarter. The information contained in this paragraph is preliminary only, and is subject to confirmation pending the completion of Pegasystems' year-end audit.



Liquidity and Capital Resources

   Since its inception, the Company has funded its operations primarily through cash flow from operations and bank borrowings. In July 1996, the Company issued and sold 2,700,000 shares of Common Stock in connection with its initial public offering. Net proceeds to the Company from such offering were approximately $29.4 million. At September 30, 1996, the Company had cash and cash equivalents of approximately $25.4 million and working capital of approximately $34.5 million. The Company's approach of charging license fees payable in installments over the term of its licenses has historically deferred the receipt of cash and limited the availability of working capital.

   Net cash provided by operating activities for the years ended December 31, 1993, 1994 and 1995 was $1.6 million, $1.5 million and $830,000, respectively. Such amounts were used to support the Company's working capital requirements. During the nine months ended September 30, 1996, net cash used by operating activities was $1.8 million, primarily due to an increase in accounts receivable.

   The Company used $890,000, $1.1 million, $1.4 million and $1.1 million of net cash during 1993, 1994, 1995, and the nine months ended September 30, 1996, respectively, to purchase property and equipment, primarily computer hardware and software, to support the Company's growing employee base and new regional office and training facilities. The Company's capital commitments consist primarily of operating leases for office space and equipment. At December 31, 1995, the Company's commitments under noncancellable operating leases for office space and equipment with terms in excess of one year totalled $1.0 million, $1.1 million and $1.1 million for 1996, 1997 and 1998, respectively. The Company's total payments under such leases was $800,000, $860,000 and $1.1 million for 1993, 1994 and 1995, respectively. See Note 6 of Notes to Consolidated Financial Statements.

   The Company has a $5.0 million revolving credit line, which is unsecured and expires on June 30, 1997. At September 30, 1996, the Company had no borrowings under its revolving credit line. The Company's credit agreement prohibits the payment of dividends, has profitability requirements and requires maintenance of specified levels of tangible net worth and certain financial ratios. See Note 4 of Notes to Consolidated Financial Statements.

   In 1993, the Company recorded bad debt expense in the amount of $326,000 as a result of certain specifically identified accounts receivable relating primarily to services rendered by the Company. The Company recorded no bad debt expense in 1994. In 1995, the Company recorded bad debt expense in the amount of $793,000 as a result of indications in the fourth quarter of the year that certain receivables relating primarily to services rendered by the Company would not be collected in full. The receivables with respect to which bad debt expense was recorded in 1993 and 1995 related primarily to maintenance and installation services provided by the Company. At the time such services were rendered (and the resulting revenue was recognized) there was no significant uncertainty regarding the acceptance thereof and the collectibility of the related receivables was probable.

   The Company believes that the net proceeds from this offering and its initial public offering together with cash generated by operations and availability under its bank credit facility will be sufficient to fund the Company's operations for at least one year following the completion of this offering. However, there can be no assurance that additional capital beyond the amounts currently forecasted by the Company will not be required or that any such required additional capital will be available on reasonable terms, if at all, at such time as required by the Company.

Inflation

   Inflation has not had a significant impact on the Company's operating results to date, nor does the Company expect it to have a significant impact in the future due to the fact that the Company's license and maintenance fees are typically subject to annual increases based on recognized inflation indexes.

Significant Customers

   In 1993, First Interstate Bank and Fidelity Investments accounted for approximately 12.9% and 12.3%, respectively, of the Company's total revenue. In 1994, Chemical Bank accounted for approximately 16.8% of the Company's total revenue. In 1995, Citibank, Household Credit Services and Chemical Bank accounted for approximately 16.2%, 14.9% and 12.6%, respectively, of the Company's total revenue. During the nine months ended September 30, 1996, Chase Manhattan Bank accounted for approximately 14.4% of the Company's total revenue.

                                   BUSINESS

   Pegasystems develops customer service management software to automate customer interactions across transaction-intensive enterprises. Many of the world's largest banks, mutual funds and credit card organizations use the Company's solutions to integrate, automate, standardize and manage a broad array of mission-critical customer service activities, including account set-up, record retrieval, correspondence, disputes, investigations and adjustments. The Company's systems can be used by thousands of concurrent users to manage customer interactions and to generate billions of dollars a day in resulting transactions. Work processes initiated by the Company's systems are driven by a highly adaptable "rule base" defined by the user-organization for its specific needs. The rule base facilitates a high level of consistency in customer interactions, yet drives different processes depending on the customer profile or the nature of the request. The Company's open, multi-tier, client/server systems operate on a broad variety of platforms, including UNIX, Windows/NT and IBM/MVS. The Company offers consulting, training and support services to facilitate the use of its solutions.

Industry Background

   Intensifying competition is forcing businesses to reduce costs while focusing on customer service management as an important means of differentiation. Many types of businesses are increasingly recognizing customer interactions as a critical opportunity to solidify and expand customer relationships. Due to the volume and precise nature of their transactions, it is especially critical for financial services organizations to implement cost-effective systems to manage customer interactions accurately and efficiently.

   Providing high quality, cost-effective customer service management is complex. Organizations with global operations must be able to manage customer interactions in different languages, time zones, currencies and regulatory environments. The challenge is magnified as the product offerings of an organization increase and organizations are combined. Work processes occasioned by a single customer interaction often involve multiple departments within an organization, which may have different priorities and service standards, and may involve a variety of different computer systems. Customers may contact an organization through various means, including telephone, facsimile, the Internet or in person. The organization must be able to respond in a timely, accurate and consistent fashion or risk customer defection.

   Historically, in attempting to meet demand for new customer management software systems, organizations have faced a choice between building custom systems or purchasing third party systems. Building custom systems or modifying third party systems can be slow and costly and has often led to isolated, departmentalized solutions. Traditional third party systems are often inflexible, requiring organizations to conform their work processes to the system, rather than vice-versa. Neither custom nor third party solutions have generally accommodated an organization's need to evolve or expand operations without significant programming effort. Moreover, neither has had the high volume transaction processing or integration capabilities necessary to support the comprehensive customer interaction requirements of large organizations. Today, organizations need flexible, scalable customer service management solutions that can be implemented on an enterprise-wide basis to facilitate consistent, cost-effective customer service management.

   A 1995 report of the Aberdeen Group, Inc., a market research firm, estimates the size of the customer interaction software market at $1.7 billion in 1996, and projects that it will grow to $2.7 billion by 1998. Of this market, the share held by independent software vendors is estimated at $540 million in 1996, growing to $925 million in 1998. The total market, as defined by the Aberdeen Group, includes software supporting customer service, internal help desks, field and telesales automation, order entry, sales or product configuration, service dispatching and quality assurance.

The Pegasystems Solution

   The Company's solutions integrate, automate, standardize and manage on an enterprise-wide basis a broad array of mission-critical customer interactions for financial services organizations, including account set-up, record retrieval, correspondence, disputes, investigations and adjustments. Pegasystems' solutions provide a service backbone that drives intelligent processing and seamlessly integrates an organization's geographically dispersed and product specific service operations and isolated computer systems. By bridging these "islands of automation" within large organizations, the Company's solutions increase the efficiency of service representatives and enable organizations to address multiple customer needs during a single contact.

   The Company's customer service management solutions offer the following advantages:

   Flexibility and Consistency. The Company's solutions are based on rules defined by the user-organization which drive various types of processing depending on such factors as the content of the customer request, the profile of the customer, the organization's policies and procedures and the authority or qualifications of the customer service representative. By modifying its rule base, an organization can evolve its processing to address the competitive requirements of its business without costly and time consuming reprogramming. Significantly, the rule base feature of the Company's systems permits an organization to establish consistent standards yet interact differently with different segments of its customer base and thereby "mass customize" its services.

   Scalability and Robust Functionality. The scalability of the Company's multi-tier client/server architecture allows an organization to add branches or departments easily to new or existing servers without performance degradation. Organizations currently entrust the Company's systems with the storage and management of data relating to hundreds of millions of financial transactions. The Company's systems can be used by more than 4,000 concurrent users to manage customer interactions and to process accurately and securely transactions involving billions of dollars a day that result from those interactions.

   Ease-of-Use. The Company's client software application, PegaVIEW-ACE, increases the effectiveness and productivity of customer service representatives by providing them with a flexible graphical user interface and processing capabilities that leverage the power of client/server desktop computers. The Company's solutions allow customer service representatives to focus on delivering superior customer service, rather than on mastering the protocols and procedures of multiple applications.

   Integration Capabilities. The Company's open architecture permits its solutions to be integrated with a wide variety of other applications and technologies, including industry standard relational database management systems, advanced telephony equipment and diverse storage media (including magnetic, optical, tape and microfilm). The Company's solutions also support the message formats of major financial transaction networks such as the SWIFT international funds network, the Federal Reserve's Fedwire system and the VISA and MasterCard networks.

   Multi-Platform Server Support. The Company's solutions feature a common software code base which, in addition to facilitating maintenance and enhancement development efforts, simplifies the support of multiple platforms. The Company's solutions are designed to run on a broad range of computer operating systems including IBM's MVS/CICS and AIX/UNIX systems, Digital Equipment Corporation's VMS and UNIX systems, Microsoft's Windows/NT system and Sun Microsystems' Solaris UNIX system.

   Improved Efficiency of Customer Service Representatives. Pegasystems' solutions actually perform work, rather than simply track a customer service representative's tasks. Variable data elements (for example, date, amount, customer, account) automatically route service requests and invoke system processes, depending on an organization's rule base. This feature allows customer service representatives to focus on revenue enhancing opportunities, such as cross-selling, and other matters requiring personal attention. When service representative involvement is required during a customer interaction, the Company's solutions provide pertinent, consolidated information to guide the service representative. Savings are realized through reduced talk time, fewer manual processes and less rework.

Business Strategy

   Pegasystems' objective is to become the leading provider of mission-critical client/server customer service management software to organizations performing a high volume of complex interactions with demanding customers. To achieve this objective, the Company is pursuing the following strategies:

   Leverage Strength in Financial Services Market. Pegasystems provides customer service management solutions to many of the largest financial services organizations in the world. The Company is seeking to expand its business with these organizations through a sales group focused on marketing the Company's products and services to other business operations of these organizations. The Company is also leveraging its relationships and expertise with large financial services organizations to penetrate the medium-sized financial services market.

   Target Other Markets. Pegasystems believes that the insurance, telecommunications, medical, public utilities, retail and other markets have similar customer service management needs and that the Company's core technology is readily adaptable to these additional markets. The Company is exploring these additional markets, and if appropriate, expects to develop the necessary industry specific extensions of its core technology and hire or otherwise gain access to personnel with expertise in such markets.

   Increase Sales and Support Efforts. Pegasystems intends to establish additional sales and support offices and to increase significantly its domestic and international direct sales forces. In addition, the Company plans to develop further its relationships with financial transaction processors and consulting firms through which the Company's products can be distributed and implemented.

   Develop Standard Product Templates. The Company recently commenced licensing standard product templates that give organizations an advanced starting point for configuring their work processes. The Company intends to continue to develop and market standard product templates for financial services organizations, including templates for outbound telemarketing, collections and account set-up. The Company believes that these templates will facilitate more rapid implementation of the Company's solutions and will be a cost-effective way to address the needs of smaller organizations.

   Reduce Implementation Time. The Company is continuing to refine its PegaSTAR consulting methodology, an approach to the reengineering of an organization's work processes that facilitates more rapid implementation of the Company's customer management systems and continued evolution of such systems by an organization's personnel after initial implementation. This methodology complements the Company's standard product templates in reducing the time required to implement the Company's systems.

   Maintain Technological Leadership Position. Pegasystems is continuing to develop and invest in its technology. Current development efforts include the development of tools to facilitate the configuration by an organization of its customer service management system, the integration of the Company's products with additional databases, the Internet and intranet systems and support of emerging technical and workflow standards.

Technology

   The Company's technology is designed to optimize the performance of mission-critical, customer service management processes over a variety of computer platforms, networks and databases. Pegasystems' solutions have the following key technological attributes:

   "Any-Call, Any-Time, Anywhere" Information Management. Effective customer response requires up-to-date information about the customer relationship, regardless of how, why, when or where the customer contacts the organization. Pegasystems' customer service management systems centralize core customer information to facilitate global access.

   Multi-tier, Dynamic Distributed Processing. Although the Company's systems are currently used primarily in a two-tier client/server environment, they are also designed to run in an advanced, highly scalable three-tier environment. In traditional three-tier client/server environments, the user interface, the application code, and the data are segregated onto separate tiers. In the Pegasystems three-tier client/server environment, the application code, the rule base and selected data are replicated on both the central and satellite tiers so that processing may occur on either the central server or the distributed satellite servers to minimize network traffic and enhance performance. The rule base determines the optimal location for processing to occur based on the nature of the work required and the data involved. Rule base changes are replicated across the organization's central and satellite servers to facilitate consistent processing by all parts of the organization.

                      Distributed Processing Environment

[Graphic Representation of Pegasystems Worldwide
Platform Processing Environment]

Satellite Server
Code
Rules

Central Server
Code
Rules
Work Item Data

Satellite Server
Code
Rules

Satellite Server
Code
Rules


   Inherited Workflow. Pegasystems solutions maintain organizational consistency while providing the flexibility needed for mass customization. The rule base of the Company's systems may be defined so that certain processes are standardized across an organization while others may be superseded or supplemented by "local" rules tailored to the specific requirements of groups within the organization.

   Resiliency. Fallback options are provided to deal with hardware or network failure. For example, in a three-tier environment, the PC client can bypass a failed satellite server and connect directly to the central server. The Company is presently working to enhance its systems so that should a failure occur at the central server, each satellite server's replicated code and rule base could support continued processing, with "store and forward" capabilities to automatically re-synchronize the central server when it resumes operation.

   Platform Independence. Recognizing that organizations often use a variety of computer platforms, Pegasystems provides technology alternatives by supporting a range of mainframes, minicomputers, PC networks and interface devices. While the Company offers its advanced Windows-based PegaVIEW-ACE application for the desktop, the Company's server applications can also drive "dumb terminals", allowing organizations to preserve their investments in legacy networks.

                         Pegasystems Platform Options



[Graphic of Pegasystems Platform Options]


        Desktop                 Local             Distributed            Global            Central
                              Networks         Satellite Servers        Networks           Servers
        Windows                TCP/IP               IBM AIX              TCP/IP           IBM MVS
                                                      UNIX                                  CICS

       Windows 95               LU6.2               DEC Open             LU6.2             IBM AIX
                                                      VMS                                    UNIX

       Windows NT             Pathworks            Microsoft           Pathworks           DEC Open          Data
                                                   Windows NT                                VMS

          OS/2                 Novell              SUN Solaris          Novell           SUN Solaris         Data
                                 IPX                  UNIX                IPX                UNIX

        IBM 3270                 IBM                DEC UNIX              IBM              DEC UNIX          Data
    "Dumb Terminal"           VTAM LU2                                  VTAM LU2

    Character-Based             Async               IBM MVS              Async          Windows NT
    "Dumb Terminal"                                   CICS

       Netscape               Microsoft              HP-UX*               SNA               HP-UX*
         Motif                   DDE                  UNIX                                   UNIX

       Netscape               Procedure
       Windows                  Call              * Availability planned in Q1, 1997






   Internet and Intranet Access. Pegasystems' solutions use the Internet-based HTML (Hypertext Markup Language) to define display attributes for its PegaVIEW-ACE graphical user interface, leveraging logic and presentation rules between PegaVIEW-ACE and Internet/Intranet workflows. Pegasystems' rules dynamically create HTML forms, menus and displays, thereby facilitating interaction with the Internet. Pegasystems is a Netscape Development partner and supports the Netscape Commerce Server interface.

   Interfacing With Other Systems. Pegasystems' open architecture permits integration with a wide variety of other applications and networks, including relational databases, legacy systems accessed through IBM 3270 emulation, and messaging protocols. The Company offers a Universal Application Programming Interface (API) that allows an organization's custom software to be integrated with the Company's applications without the need to modify the Company's core application code. Pegasystems' solutions also integrate with other applications, accounting systems and imaging products. The Company's systems support the message formats of major financial transaction networks, such as the SWIFT international funds network, the Federal Reserve's Fedwire system and the VISA and MasterCard networks.


   Storage Options. Data storage flexibility is important to the Company's customers, and the Company's software uses an innovative object-oriented approach that dynamically maps data according to the type of workflow.
Versions of the Company's systems designed to run on Windows/NT can store customer service request data in Microsoft's SQL Server relational database, and the Company has developed similar compatibility in the Windows/NT, RS 6000/AIX and Sun Solaris environments for databases from Oracle Corporation.


Products

   The Company's products employ a consistent architecture and support the following customer service management functions:

   Receiving. Organizations receive service requests by telephone, mail, facsimile, or personal contact. Customer service representatives enter details of incoming requests into PegaVIEW-ACE, the Company's easy-to-use, graphical user interface. Alternatively, electronic service requests received from various networks and systems, such as the SWIFT network, Fedwire system, and the VISA and

MasterCard networks are entered directly into the Company's system. The Company's systems also support direct electronic access by customers through PCs, Internet browsers and voice response units. In all cases, the service request automatically initiates appropriate processing.

   Routing. As processing steps are completed, the Company's systems categorize and queue the request either for automatic or manual processing. Productivity-based load leveling and dynamic prioritization ensure high performance and responsiveness. As work is processed, each service representative's "work-list" is automatically updated in real time. The systems monitor each service request for conformance to the organization's timeliness standards, automatically increasing priority and generating warnings based on the service standards of the organization.

   Researching. The Company's systems determine when more information is needed, where to locate it, and how to retrieve it from databases or other repositories. Pegasystems' rule-driven processing automatically extracts relevant data, directs it to the customer service representative or customer, links it to the work, and keeps it readily accessible. The Company's systems can access information from multiple data sources, whether maintained by the Company's systems or third party systems.

   Responding. The Company's systems facilitate communications by an organization with its customers by combining user-defined templates and specific customer information to create personalized correspondence. When appropriate, service representatives may further refine message content before forwarding by mail, facsimile or electronic transmission, and may attach images of statements, checks and other data. Follow-up communications are automatically composed, customized and sent. Sensitive correspondence can be queued for online review before release, and the systems create a permanent audit trail of all customer communications.

   Resolving. Concluding a piece of work involves application of the organization's rules for resolving a request or stepping the customer service representative through the process when human judgment is required. Resolution also includes the creation of transactions, transmission to production systems, management of financial adjustments, posting of service charges, updating of general ledger accounts and synchronization of multiple item requests.

   Reporting. Data automatically collected by the Company's systems enables an organization to analyze service representative efficiency and determine needs for service representative training or changes to work processes. The Company's systems produce reports, graphical output and feeds to spreadsheets illustrating the volume and status of customer requests, the productivity of customer service representatives and service levels with specific customers.

   The Company offers a number of different products, each with components and features designed to address particular business areas, but all sharing core technology and adaptable rule-driven processing:

   PegaCARD manages credit and debit card customer service operations by supporting a wide variety of interactions with cardholders and merchants, including simple inquiries (for example, balances or credit limits), customer requests (address changes, additional cards, credit line increases) and problem management (disputes, chargebacks, fraud, financial adjustments, penalties). Automated features include processing of electronic chargeback messages and images from the MasterCard and VISA networks. PegaCARD allows service representatives to move seamlessly among multiple back-end accounting systems without having to be familiar with the different protocols of each system.

   PegaCLAIMS manages corporate and wholesale banking customer service by supporting a broad spectrum of customer interactions, including inquiries (product terms, rates), customer requests (account data changes, duplicate copies), and problem management (research, financial adjustments). PegaCLAIMS processes customer service interactions relating to money transfers, securities movement and control, global custody, trade services, foreign exchange and cash management, and features electronic message routing, SWIFT processing and interbank financial compensation management.

   PegaSHARES manages customer service for transfer agents, brokers, dealers, shareholder servicers and mutual fund managers by supporting inquiries (share balances, net asset values, transactions), customer requests (account changes, copies of statements) and problem resolution (incorrect purchases, monetary adjustments). Automated features include share transfer accounting, literature fulfillment and securities processing compliance.

   PegaTRACE facilitates retail banking and check clearing customer service by processing inquiries (account balances, fees), customer requests (copies of statements, account transfers) and problem management (research, financial adjustments). PegaTRACE securely manages the suspense accounts that major organizations use to control the flow of accounting entries. Additional features include integration with check clearing systems, suspense ledger management, multi-debit/credit adjustments, and electronic check presentment
(ECP) interfaces.

   PegaSEARCH and PegaINDEX manage high volumes of archived data, such as check information, contained on multiple types of storage media including magnetic disk, optical disk and magnetic tape silos. These systems are designed for organizations that process tens of millions of checks per day and require seven years of archived check data.

   PegaPRISM and PegaREELAY are used by customer service representatives to retrieve images, view them on a PC and correlate them with specific customer service requests. PegaREELAY is a specialized image retrieval product that automates request processing of reel microfilm.

   PegaVIEW-ACE (the Advanced Client Environment) is a graphical client application designed for use with the Company's server applications to increase the effectiveness and productivity of customer service representatives. PegaVIEW-ACE organizes customer data to facilitate service representative effectiveness and supports graphical methods to view and enter information.

Product Pricing

   The Company's systems are licensed to organizations under agreements requiring the payment of fees, typically in monthly installments, over the term of the agreement. The amount of the license fee is based on various factors, including the number of concurrent users, the functionality of the system, the number of servers on which product is installed, and the scope of business usage. Typical recent individual system licenses have provided for the payment of monthly installments of between $5,000 and $50,000. Some organizations receive discounts for licensing multiple systems. The monthly license payments generally begin once a system is installed and accepted. The term of such licenses is typically five years, subject to automatic renewal at the organization's option.

Services


   Pegasystems' Reengineering and Client Services Group, which as of December 31, 1996 was comprised of 68 people located in the Company's six offices, provides consulting, training and customer support.


   Consulting Services. The Company works with its customers during and after system installation to reengineer customer workflows to leverage the capabilities of the Company's systems. Using an installation approach based on its PegaSTAR (the Pegasystems Structured Technique for Analysis and Reengineering) methodology, the Company's consultants assist customers in six major areas--analysis, data collection, process definition, configuration, piloting and measurement. The Company encourages team building and transfer of knowledge from its consultants to an organization's staff through an interactive co-production methodology. Pegasystems and its customers work together to design, document and tailor the system's rule base to the customer's organization. Pegasystems' goal is to empower its customers' staffs with the knowledge and confidence to operate, refine and evolve their systems.

   Training. The Company offers training programs for those persons within the customer organization responsible for evolving the rules that drive the various processes related to customer interactions. Pegasystems also organizes periodic user group meetings enabling customers to exchange ideas, learn about product directions and influence Pegasystems' development process.

   Maintenance and Support. Pegasystems provides comprehensive maintenance and support services, which may include 24 hours a day, 7 days a week customer service, periodic preventative maintenance, documentation updates and new software releases.

   Each organization which licenses the Company's systems is required to enter into a maintenance contract providing for the payment to the Company of a monthly maintenance fee over the term of the related license agreement equal to approximately 18% of the license fee. The Company's maintenance agreements typically obligate Pegasystems to provide up to a specified number of hours of consulting and support. Organizations seeking additional consulting and support services are generally charged an incremental fee ranging between $90 and $170 per hour.

Customers

   Pegasystems provides robust and scalable customer service management solutions that can support thousands of concurrent users based in multiple countries, speaking different languages, and working with different currencies. A representative list of the Company's major customers and the uses to which they apply the Company's products is shown below:

   Advanta Services Corporation -- Credit card operations, including telephony center, correspondence generation, dispute and chargeback processing.

   Banco Popular de Puerto Rico -- Retail service center automation, check research and consumer loan inquiry and service.

   Bank of America -- Retail/check customer service and research, automation of branch support centers. Institutional funds transfer and foreign exchange customer service for U.S. and European operations. Credit and debit card correspondence, dispute and chargeback service processing.

   Bank of Ireland -- Retail/check clearings and research, automation of branch support centers, and exception/credit item review and verification.

   Banque Nationale de Paris -- Institutional funds transfer service, research and archive.

   Barclays Bank -- Institutional funds transfer and foreign exchange customer service for international operations. Credit card (merchant and individual) service including telephony center, correspondence, dispute and chargeback processing.

   Cedel Bank -- Global custody and securities movement and control customer service.

   Citibank -- Global funds transfer and foreign exchange customer service. Check-related customer service and research. Domestic MasterCard service including image integration, correspondence, dispute and chargeback processing.

   Colonial Group -- Mutual fund customer service supporting telephony center and correspondence.

   Federal Reserve Banks of Boston and San Francisco -- Check processing customer service, suspense ledger management, research, adjustment and archive.

   Fidelity Investments -- Mutual fund customer service supporting telephony center and correspondence.

   First National Bank of Chicago -- Retail/check customer service and research. Wholesale banking, funds transfer, check, corporate lockbox and interbank compensation service for global operations.

   Franklin/Templeton -- Mutual fund customer service supporting telephony center, correspondence and research.

   Household Credit Services -- Credit card service including telephony center, correspondence, dispute and chargeback processing. Private label customer service for major retailers.

   Marine Midland -- Institutional funds transfer customer service.

   Mellon Bank -- Retail/check customer service, research and archive. Wholesale, institutional, cash management, and corporate lockbox customer service.

   Prudential Securities -- "All-in-one" account support and service for brokerage, credit, and clearing transactions.

   Trans Union Corporation -- Credit bureau data-management customer service for institutional customers and real estate property appraisal processing.

Sales and Marketing


   The Company markets its software and services primarily through a direct sales force. As of December 31, 1996, the Company's sales force consisted of a total of fifteen salespersons in the Company's domestic and foreign offices. The Company intends to increase substantially the size of its sales force. In addition, the Company is seeking to enhance the productivity of its direct sales force by hiring additional support personnel to assist with the sales, marketing and technical requirements of the Company's complex and lengthy sales cycle. To achieve significant revenue growth in the future, it will be necessary for the Company both to increase the size and to enhance the productivity of its direct sales force. Competition for qualified sales personnel is intense and there can be no assurance that the Company will be able to attract such personnel. If the Company is unable to hire additional qualified sales personnel on a timely basis, the Company's business, operating results and financial condition could be materially and adversely affected. See "Risk Factors--Dependence on Key Personnel."



   The Company has recently begun to develop an indirect distribution channel by entering into an agreement with First Data Investor Services Group, Inc., under which the Company's PegaSHARES product will be integrated with a shareholder servicing product distributed by First Data. In addition, the Company has established a joint marketing relationship with Sun Microsystems. In the future, the Company may also market and sell its products through value added resellers
(VARs) and systems integrators. There can be no assurance, however, that the Company will be able to attract and retain VARs, system integrators and other third parties that will be able to market and sell the Company's products effectively.


   To support its sales force, the Company conducts marketing programs which include trade shows, public relations and seminars. Sales leads are also generated by the Company's consulting staff, VARs and other third parties.

   In 1993, 1994 and 1995, international sales represented 10%, 24% and 10%, respectively, of the Company's total revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

Product Development

   Since its inception, the Company has made substantial investments in product development. The Company believes that its future performance depends on its ability to maintain and enhance its current products and develop new products. The Company's product development priorities include (1) creating tools to enable organizations to configure more easily their customer service management systems; (2) integrating the Company's products with the Internet for customer self-service and with intranet systems for departmental service;
(3) developing standard Application Programming Interfaces that allow other client workstation and server applications to interoperate with the Company's systems; and (4) enhancing existing interfaces between the Company's systems and popular applications such as e-mail and spreadsheets.

   In 1993, 1994, 1995 and the nine months ended September 30, 1996, the Company's research and development expenses were approximately $3.8 million, $5.4 million, $7.1 million and $5.9 million, respectively.

Competition

   The customer service management software market is intensely competitive and subject to rapid change. Competitors vary in size and in the scope and breadth of the products and services offered. The Company encounters competition primarily from internal information systems departments of potential or current customers that develop custom software. The Company also competes with: (1) software companies that target the customer interaction or workflow markets such as Remedy Corporation, Scopus Technology, Inc. and The Vantive Corporation; (2) companies that target specific service areas such as DST Systems Inc. and First Data Corp.; and (3) professional services organizations such as Andersen Consulting that develop custom software in conjunction with rendering consulting services. In addition, the Company expects additional competition from other established and emerging companies, including Oracle Corporation and SAP AG, as the market continues to develop and expand. Increased competition may result in price reductions, less beneficial contract terms, reduced gross margins and loss of market share, any of which could materially and adversely affect the Company's business, operating results and financial condition.

   The Company believes that the principal competitive factors affecting its market include product features such as adaptability, scalability, ability to integrate with other products and technologies, functionality and ease-of-use, the timely development and introduction of new products and product enhancements, as well as product reputation, quality, performance, price, customer service and support, and the vendor's reputation. Although the Company believes that its products currently compete favorably with regard to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors.

   Many of the Company's competitors have greater resources than the Company, and may be able to respond more quickly and efficiently to new or emerging technologies, programming languages or standards, or to changes in customer requirements or preferences. Many of the Company's competitors can devote greater managerial or financial resources than the Company can to develop, promote and distribute customer service management software products and provide related consulting, training and support services. There can be no assurance that the Company's current or future competitors will not develop products or services which may be superior in one or more respects to the Company's or which may gain greater market acceptance. Some of the Company's competitors have established or may establish cooperative arrangements or strategic alliances among themselves or with third parties, thus enhancing their abilities to compete with the Company. It is likely that new competitors will emerge and rapidly acquire market share. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that the competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. See "Risk Factors--Intense Competition."

Intellectual Property and Licenses

   The Company relies primarily on a combination of copyright, trademark and trade secrets laws, as well as confidentiality agreements to protect its proprietary rights. The Company also has one patent application pending in the United States relating to the architecture of the Company's systems. While the Company believes that its pending patent application relates to a patentable invention, there can be no assurance that such patent application or any future patent application will be granted or that any patent relied upon by the Company in the future will not be challenged, invalidated or circumvented or that rights granted thereunder will provide competitive advantages to the Company. Moreover, despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain the use of information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

   The Company is not aware that any of its products infringes the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

   From time to time, the Company licenses software from third parties for use with its products. The Company believes that no such license agreement to which it is presently a party is material and that if any such license agreement were to terminate for any reason, the Company would be able to obtain a license or otherwise acquire other comparable technology or software on terms and on a timetable that would not be materially adverse to the Company.

Employees


   As of December 31, 1996, the Company had a total of 220 employees, of whom 178 were based in the United States and 42 were based in Europe. Of the total, 84 were in research and development, 68 were in consulting and customer support, 47 were in sales and marketing, and 21 were in administration and finance. The Company's future performance depends in significant part upon the continued service of its key technical, sales and marketing and senior management personnel and its continuing ability to attract and retain highly qualified technical, sales and marketing and managerial personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting or retaining such personnel in the future. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company has not experienced any work stoppages and considers its relations with its employees to be good. See "Risk Factors-- Dependence on Key Personnel."


Facilities


   Pegasystems' principal administrative, sales, marketing, support, and research and development operations are located in a 35,000 square foot leased facility in Cambridge, Massachusetts. The lease for this facility expires in March 1999, subject to the Company's option to extend the term for up to eight additional years. The Company also leases offices in New York, New York, Chicago, Illinois, Dallas, Texas, San Francisco, California, Reading, United Kingdom and Paris, France pursuant to leases expiring between June 1997 and July 2006. The Company believes that additional or alternative space will be available in the future on commercially reasonable terms as needed.


Legal Proceedings

   The Company is not a party to any material pending litigation or other legal proceedings.

                                  MANAGEMENT

Executive Officers and Directors

   The executive officers and directors of the Company and their ages are as follows:

Name                          Age                   Position
----                          ---                   --------
Alan Trefler                  40      President, Clerk and Director
Clifford R. Balzer            46      Vice President of Reengineering and Client
                                      Services
Eugene A. Bonte               46      Vice President of Market Strategy and Delivery
Joseph J. Friscia             41      Vice President of Sales and Marketing
Kenneth W. Olson              46      Vice President of Technical Development
Michael R. Pyle               42      Vice President of Applications Development
Ira Vishner                   43      Vice President of Corporate Services, Treasurer,
                                      Chief Financial Officer and Director
Edward A. Maybury(1)(2)       57      Director
Edward B. Roberts(1)          60      Director
Leonard A. Schlesinger(2)     44      Director
Thomas E. Swithenbank         51      Director


-------------

(1) Member of Audit Committee
(2) Member of Compensation Committee

   Alan Trefler, a founder of the Company, has served as President and Clerk and has been a director since the Company's organization in 1983. Prior thereto, he managed an electronic funds transfer product for TMI Systems Corporation, a software and services company. Mr. Trefler holds a degree in economics and computer science from Dartmouth College.

   Clifford R. Balzer joined the Company in December 1995 as Vice President of Reengineering and Client Services. From January through November 1995, he was a Senior Consultant for Arthur D. Little, a research and consulting firm. From July 1990 through January 1995, Mr. Balzer was employed as a Director of U.S. Consulting by DMR Group, Inc., an international consulting firm. Mr. Balzer holds a B.A. from Kansas Wesleyan University and an M.B.A. from Fordham University.

   Eugene A. Bonte joined the Company in April 1996 as Vice President of Market Strategy and Development. He was a founder of Object Design, Inc., a developer of object database management systems and tools, where he served as Vice President from August 1988 through September 1995 and was responsible, at different times, for marketing, corporate development and product management. Mr. Bonte holds a B.A. from The Johns Hopkins University and an M.B.A. from the Harvard Business School.

   Joseph J. Friscia joined the Company in 1984 to establish its New York office and has served as Vice President of Sales and Marketing since 1987. Prior to joining the Company, he worked as a money transfer operations manager with Bankers Trust Company and J. Henry Schroder Bank and Trust Company. Mr. Friscia holds a B.A. from Long Island University and an M.B.A. from Adelphi University.

   Kenneth W. Olson, a founder of the Company, has served as Vice President of Technical Development since 1983. Prior thereto, he managed the development of specialized computer systems for large-volume transaction processing for TMI Systems Corporation. Mr. Olson holds an S.B. in Humanities and Sciences from the Massachusetts Institute of Technology.

   Michael R. Pyle joined the Company in 1985 as an application development manager and has been Vice President of Applications Development since 1990. Mr. Pyle holds a B.C.S. from the CS College in

London. Prior to joining the Company, Mr. Pyle worked in Europe and the United States developing and deploying large-scale communications systems for the financial and commercial sectors.

   Ira Vishner, a founder of the Company, has served as Vice President of Corporate Services, Treasurer and Chief Financial Officer of the Company since 1983 and has been a director since 1994. Prior to 1983, he worked in the executive offices of TMI Systems Corporation where he was responsible for corporate planning, financial analysis and product marketing. Mr. Vishner holds an S.B. in Mathematics from the Massachusetts Institute of Technology.

   Edward A. Maybury has been a director of the Company since its organization in 1983. Since July 1991, he has served as a director, and from July 1991 through May 1993 was the President and Chief Executive Officer, of Creative Systems, Inc., a software and services company. Prior thereto, Mr. Maybury was the Chief Executive Officer of Data Architect Systems, Inc., a software and services company.

   Edward B. Roberts has been a director of the Company since June 1996. Since 1961, he has been a Professor of Management of Technologies at the Massachusetts Institute of Technology. He was co-founder and chairman, from 1963 until June 1995, of Pugh-Roberts Associates, Inc., an international management consulting firm specializing in strategic planning and technology management. In addition, Dr. Roberts co-founded and is a director of Medical Information Technology, Inc., a provider of hospital information systems. Dr. Roberts is also a director of Advanced Magnetics, Inc., a medical imaging company, and Selfcare, Inc., a manufacturer of home medical diagnostic products, and is a general partner of Zero Stage Capital, a venture capital firm.

   Leonard A. Schlesinger has been a director of the Company since June 1996. He has been a Professor of Business Administration at the Harvard Business School since 1988, where he is chairman of the Service Management Group, an interdisciplinary faculty group that focuses on customer service. Professor Schlesinger is also a director of Limited, Inc., a clothing retailer, and Borders Group, Inc., a book and movie store chain.

   Thomas E. Swithenbank has been a director of the Company since June 1996. Since 1990, he has been President and Chief Executive Officer of Harte-Hanks Data Technologies, a computer software and servicing company specializing in database marketing systems. Prior thereto, Mr. Swithenbank was President of International Data Corporation, a world-wide computer marketing consulting firm. Mr. Swithenbank has an A.B. from Harvard University and an M.B.A. from the Harvard Business School.

Classes of Directors

   The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. Messrs. Swithenbank and Trefler serve in the class whose term expires in 1997; Messrs. Maybury and Schlesinger serve in the class whose term expires in 1998; and Messrs. Roberts and Vishner serve in the class whose term expires in 1999. Upon the expiration of the term of a class of directors, directors within such class are elected for a three-year term at the annual meeting of stockholders in the year in which such term expires.

Executive Officers

   Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until the next annual meeting of the Board of Directors and until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

Board Committees

   The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee is responsible for nominating the Company's independent accountants for approval by the Board of Directors, reviewing the scope, results and costs of the audit with the Company's independent accountants and reviewing the financial statements of the Company. Messrs. Maybury and Roberts are currently the members of the Audit Committee. The Compensation Committee is responsible for recommending compensation and benefits for the executive officers of the Company to the Board of Directors and for administering the Company's stock plans. Messrs. Maybury and Schlesinger are currently the members of the Compensation Committee.

Director Compensation

   Each non-employee director of the Company receives $1,000 for every Board or committee meeting attended. The Company also reimburses non-employee directors for expenses incurred in attending Board meetings. In addition, non-employee directors of the Company are eligible to receive stock options under the 1996 Non-Employee Director Stock Option Plan. See "Management--Stock Plans." No other compensation is paid to directors for attending Board or committee meetings. Messrs. Maybury, Roberts, Schlesinger and Swithenbank are currently the non-employee directors of the Company.

Executive Compensation


   The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the years ended December 31, 1996 and 1995 by (i) the Company's Chief Executive Officer and (ii) the five most highly compensated other executive officers during fiscal 1996 (collectively, the "Named Executive Officers"):


                          Summary Compensation Table

                                                     Annual Compensation (1)
                                                    -------------------------    All Other
Name and Principal Position                            Year      Salary        Bonus       Compensation
--------------------------------------------------- ---------------------- -------------  ---------------
Alan Trefler, President                                1996     $180,000        --   (2)    $15,000 (3)
                                                       1995      171,250     $23,545 (4)        --

Joseph J. Friscia, Vice President of Sales and         1996      125,000        --   (5)        --
  Marketing                                            1995      124,583      24,154 (6)        --

Clifford R. Balzer, Vice President of                  1996      122,083      12,816 (8)      4,483 (3)
  Reengineering and Client Services (7)                1995        9,195        --              --

Michael R. Pyle, Vice President of Applications        1996      111,250      41,285 (9)        --
  Development                                          1995      102,083      23,044 (4)        --

Ira Vishner, Vice President of Corporate Services,     1996      110,667      30,169 (9)        --
  Treasurer and Chief Financial Officer                1995      100,500      16,892 (4)      8,483 (3)

Kenneth W. Olson, Vice President of Technical          1996      105,583      27,365 (9)        --
  Development                                          1995       98,083      13,118 (4)     30,000 (3)


-------------


(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of the Named Executive Officers for 1996 and 1995.

(2) Bonus for the period from July 1995 through June 1996 has not yet been determined. Bonus, if any, for the period from July 1996 through June 1997 has not yet been determined.


(3) Represents payments in lieu of paid days off.


(4) Represents bonus earned between July 1994 and June 1995 and paid in 1995.


(5) Bonus for 1996 has not yet been determined.


(6) Represents bonus earned in 1995 and paid in February 1996. Does not include a bonus of $66,650 earned in 1994 and paid in February 1995.


(7) Mr. Balzer joined the Company in December 1995.


(8) Represents bonus earned between December 1995 and June 1996 and paid in 1996. Bonus, if any, for the period from July 1996 through June 1997 has not yet been determined.

(9) Represents bonuses earned between July 1995 and June 1996 and paid in 1996. Bonuses, if any, for the period from July 1996 through June 1997 have not yet been determined.



Option Grants


   No stock options or stock appreciation rights ("SARs") were granted to any of the Named Executive Officers during 1996.

Aggregated Option Exercises and Year-End Option Table


   The following table sets forth certain information concerning options exercised during 1996 and the number and value of unexercised stock options held by each of the Named Executive Officers as of December 31, 1996.



   Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

                                                         Number of Shares
                                                            Underlying                  Value of Unexercised
                                                        Unexercised Options           In-the-Money Options at
                      Shares                              at Year-End (1)                   Year-End (2)
                    Acquired on        Value     -------------------------------  -------------------------------
Name                Exercise (#)    Realized ($)   Exercisable    Unexercisable     Exercisable    Unexercisable
 -------------------------------- ---------------------------- ---------------- --------------  ----------------
Alan Trefler             --            --              --              --              --              --
Joseph J. Friscia      36,000       $420,240       198,000        162,000 (3)     $5,900,070      $4,827,330
Clifford R. Balzer       --            --           12,000         48,000 (4)        356,860       1,427,440
Michael R. Pyle        64,800        756,432       129,600        129,600 (3)      3,861,864       3,861,864
Ira Vishner              --            --              --              --              --              --
Kenneth W. Olson         --            --              --              --              --              --


-------------


(1) The exercise price of the unexercised options held by Messrs. Friscia and Pyle is approximately $0.33 per share and of the unexercised options held by Mr. Balzer is approximately $0.39 per share.

(2) The closing sale price of the Common Stock on December 31, 1996 was $30.125.

(3) These options vest in equal installments on December 29, 1997, 1998 and 1999.

(4) These options vest in equal installments on December 29, 1997, 1998, 1999 and 2000.


Merit Payment Program

   The Company frequently awards merit payments to its employees as part of a performance assessment process, under which employees may be awarded cash payments based upon individual performance. All employees are eligible to receive merit payments. Historically, the Company's supervisors have been responsible for recommending the amount of merit payment for each of the employees under their direct review. These recommendations are then reviewed by the Board of Directors to promote consistency among departments. Awards of merit payments are made at the discretion of supervisors and the Board of Directors, based upon their opinions of employees' respective contributions to the Company. Awards have generally been made in connection with annual employee reviews.

Sales Compensation

   In addition to base salary, the Company pays commissions to its sales personnel based on the attainment of annual sales quotas, monthly fees generated during the period from July 1 through June 30 of each year, and cash received by the Company from new accounts within one year after the initial signing of a contract with a customer.

Stock Plans

 1994 Long-Term Incentive Plan


   The Company's 1994 Long-Term Incentive Plan (the "1994 Plan") was adopted by the Board of Directors on November 23, 1994, and approved by the stockholders on April 21, 1995. The 1994 Plan provides for the issuance of a maximum of 5,000,000 shares of Common Stock pursuant to the grant of incentive stock options ("ISOs") to employees and nonqualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted stock or long-term performance awards to employees, consultants, directors and officers of the Company. Long-term performance awards may be made in cash or in stock, must be awarded in connection with a performance period of at least two years, and are based on performance objectives determined by the Compensation Committee. At December 31, 1996, the Company had approximately 220 employees eligible to participate in the 1994 Plan and options to purchase 2,492,250 shares were outstanding. To date, no restricted stock, SARs or long-term performance awards have been granted under the 1994 Plan.


   The 1994 Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). Subject to the provisions of the 1994 Plan, the Compensation Committee has the authority to select the optionees or SAR, long-term performance award or restricted stock recipients and determine the terms of the options, SARs, long-term performance awards or restricted stock granted, including: (i) the number of shares or SARs; (ii) the option exercise terms; (iii) the amount of awards; (iv) the exercise or purchase price (which in the case of an incentive stock option cannot be less than the market price of the Common Stock as of the date of grant); (v) the type and duration of transfer or other restrictions; and (vi) the time and form of payment for restricted stock and upon exercise of options. Generally, an option is not transferable by the optionholder except by will or by the laws of descent and distribution. No option may be exercised following termination for cause or voluntary termination, or more than three months following involuntary termination. Upon termination due to death, an option is exercisable for a maximum of one year after such termination, and upon termination due to disability, the option is exercisable for a maximum of two years after such termination.

 1996 Non-Employee Director Stock Option Plan


   The 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was adopted by the Board of Directors on May 13, 1996 and approved by the stockholders on June 26, 1996. The Director Plan provides for the grant of options for the purchase of up to 250,000 shares of Common Stock of the Company. As of December 31, 1996, options to purchase 90,000 shares were outstanding under the Director Plan.


   The Director Plan is administered by the Compensation Committee and provides that each person who becomes a director of the Company after May 13, 1996, and who is not also an employee of the Company will receive upon initial election to the Board of Directors an option to purchase 30,000 shares of Common Stock vesting in equal annual installments over five years. The exercise price for all options granted under the Director Plan is equal to the market price of the Common Stock as of the date of grant. Options may not be assigned or transferred except by will or by the laws of descent and distribution and are exercisable, only to the extent vested, within 90 days after the optionee ceases to serve as a director of the Company (except that if a director dies or becomes disabled while he or she is serving as a director of the Company, the option is exercisable until the earlier of the scheduled expiration date of the option or one year from the date of death or disability).

 1996 Employee Stock Purchase Plan

   The 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors on May 13, 1996 and approved by the stockholders on June 26, 1996. An aggregate of 500,000 shares of Common Stock are reserved for issuance pursuant to this plan.


   The Stock Purchase Plan is administered by the Compensation Committee. All employees of the Company whose customary employment is in excess of 20 hours per week and more than five months per year, other than those employees who own 5% or more of the stock of the Company, are eligible to participate in the Stock Purchase Plan. As of December 31, 1996, approximately 220 of the Company's employees were eligible to participate in the Stock Purchase Plan.
The Stock Purchase Plan is implemented by one or more offerings of such duration as the Compensation Committee may determine, provided that no offering period may be longer than 27 months. An eligible employee participating in an offering is able to purchase Common Stock at a price equal to the lesser of: (i) 85% of its fair market value on the date the right was granted, or (ii) 85% of its fair market value on the date the right was exercised. Payment for Common Stock purchased under the Stock Purchase Plan is through regular payroll deduction or lump sum cash payment, or both, as determined by the Compensation Committee. The maximum value of Common Stock an employee may purchase during an offering period is 10% of the employee's base salary during such period, calculated on the basis of the employee's compensation rate on the date the employee elects to participate in that offering.


   To date, there have been no offerings under the Stock Purchase Plan and no shares of Common Stock have been issued thereunder.


 401(k) Plan

   In December 1989, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all of the Company's domestic employees upon commencement of employment and attainment of the age of 18. Participants may elect to contribute to the 401(k) Plan up to the lesser of the statutorily prescribed annual limit ($9,500 in 1996) or 20% of their total pre-tax compensation. The 401(k) Plan permits, but does not require, the Company to make additional matching contributions on behalf of participants. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. Participants are fully vested in their deferred salary contributions, and Company contributions, if any, vest 20% after three years and an additional 20% on each anniversary thereof. The administrator of the 401(k) Plan, at the direction of each participant, invests the plan assets of such participant among various investment options. Participants have the option of obtaining loans from the 401(k) Plan secured by their account balances.

Vacation Policy

   The Company generally provides its employees with a flexible vacation and paid time off policy. This policy provides that employees are given one block of paid days off for all uses, including vacation, sick days, personal days and holidays. The number of paid days off given to each employee per year varies according to each employee's length of service with the Company. Unused paid days off are carried over from year to year. Employees are generally entitled to payment in cash for the value of unused paid days off. The Company retains the right to repurchase paid days off in excess of thirty at the end of any quarter from employees who have accumulated more than thirty paid days off.

Compensation Committee Interlocks and Insider Participation


   Prior to May 1996, decisions concerning compensation of executive officers were made by the Board of Directors which included Mr. Trefler, the President of the Company, and Mr. Vishner, a Vice President and the Chief Financial Officer of the Company. In May 1996, the Company established a Compensation Committee of its Board of Directors, which currently consists of Messrs. Maybury and Schlesinger. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers served as a director of the Company.

                             CERTAIN TRANSACTIONS

   The Company has adopted a policy whereby all future transactions between the Company and its officers, directors, principal stockholders and their affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and will be approved by a majority of the disinterested members of the Company's Board of Directors. No such transactions are currently being considered.

   The Company borrowed $230,000 from its President, Alan Trefler, in order to increase the Company's working capital and to fund operations. This loan, which was evidenced by a note renewed in January 1993 and bearing interest at a rate of 8.5% per annum, was repaid in full by the Company in 1995.


                      PRINCIPAL AND SELLING STOCKHOLDERS


   The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1996, and as adjusted for the sale of the shares of Common Stock offered hereby, by: (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) all directors and executive officers of the Company as a group, and (iv) each Selling Stockholder. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.


                                 Shares Beneficially                     Shares to be
                                   Owned Prior to                     Beneficially Owned
                                    Offering (1)                    After Offering (1) (2)
                               -----------------------             ------------------------
                                                        Number of
                                 Number of                Shares     Number of
Name                              Shares      Percent    Offered       Shares      Percent
----                             ---------    -------   ---------    ---------     -------
Alan Trefler                    22,091,100     83.7%     500,000     21,591,100     77.1%
Joseph J. Friscia (3)              198,000        *       70,000        128,000        *
Michael R. Pyle (4)                129,600        *       50,000         79,600        *
Ira Vishner                        277,200      1.1       55,000        222,200        *
Kenneth W. Olson                   360,000      1.4       70,000        290,000      1.0
Edward A. Maybury (5)                7,200        *           --          7,200        *
Edward B. Roberts                    5,000        *           --          5,000        *
Leonard A. Schlesinger                  --       --           --             --       --
Thomas E. Swithenbank                   --       --           --             --       --
All directors and executive
  officers as a group (11
  persons) (6)                  23,080,100     86.3      745,000     22,335,100     79.1

-------------

* Less than 1% of the outstanding Common Stock.


(1) The number of shares of Common Stock deemed outstanding prior to the offering includes (i) 26,392,200 shares of Common Stock outstanding as of December 31, 1996 and (ii) shares issuable pursuant to outstanding options held by the respective person or group which are currently exercisable or which will be exercisable within 60 days of December 31, 1996, as set forth below. The number of shares of Common Stock deemed outstanding after this offering includes (i) 1,500,000 shares which are being offered for sale by the Company in this offering and (ii) 120,000 shares issuable upon exercise of stock options to be exercised immediately prior to the closing of this offering.


(2) Assumes no exercise of the Underwriters' over-allotment option.


(3) Consists solely of shares of Common Stock subject to stock options exercisable within 60 days of December 31, 1996, 70,000 of which shares will be issued upon the exercise of options immediately prior to the closing of the offering.

(4) Consists solely of shares of Common Stock subject to stock options exercisable within 60 days of December 31, 1996, 50,000 of which shares will be issued upon the exercise of options immediately prior to the closing of this offering.



(5) Consists solely of shares of Common Stock subject to stock options exercisable within 60 days of December 31, 1996.



(6) Shares beneficially owned prior to offering includes 346,800 shares of Common Stock subject to stock options exercisable within 60 days of December 31, 1996, 120,000 of which shares will be issued upon the exercise of options immediately prior to the closing of this offering; shares to be beneficially owned after offering includes 226,800 shares of Common Stock subject to stock options exercisable within 60 days of December 31, 1996.



                         DESCRIPTION OF CAPITAL STOCK

   The authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), which may be issued in one or more series.

Common Stock


   As of December 31, 1996, there were 26,392,000 shares of Common Stock outstanding and held of record by approximately 27 stockholders. Based upon the number of shares outstanding as of that date and giving effect to (i) the issuance of the 1,500,000 shares of Common Stock offered by the Company hereby, and (ii) the exercise of options to purchase 120,000 shares of Common Stock anticipated to occur immediately prior to the closing of this offering, there will be 28,012,200 shares of Common Stock outstanding upon the closing of this offering.


   Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Upon the closing of this offering, there will be no shares of Preferred Stock outstanding.

Preferred Stock

   The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Potential Adverse Effects of Anti-Takeover Provisions; Possible Issuance of Preferred Stock."

Massachusetts Law and Certain Provisions of the Company's Restated Articles of Organization and Restated By-Laws

   The Company is subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder.

   The Company's Restated Articles of Organization (the "Restated Articles") and the Restated By-Laws (the "Restated By-Laws") provide for a classified board of directors consisting of three classes as nearly equal in size as possible. See "Management--Executive Officers and Directors." In addition, the Restated Articles and Restated By-Laws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares issued outstanding and entitled to vote. Under the Restated Articles and Restated By-Laws, any vacancy, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by a vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

   The Restated By-Laws include a provision excluding the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions". In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Company's Restated By-Laws at any time to subject the Company to this statute prospectively.

   The Restated By-Laws also require that a stockholder seeking to have any business conducted at a meeting of stockholders give notice to the Company not less than 90 days prior to the scheduled meeting. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made and any other stockholder known to be supporting the proposal. The Restated By- Laws further provide that a special stockholders meeting may be called by the president or the Board of Directors or upon the request of stockholders holding at least 40% of the voting power of the Company. These provisions may discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding shares, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting.

   The Restated By-Laws provide that the directors, officers, employees and certain other agents of the Company shall be indemnified by the Company to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. In addition, the Restated Articles provide that the directors of the Company will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Transfer Agent and Registrar

   The transfer agent and registrar for the Company's Common Stock is Fleet National Bank.

                       SHARES ELIGIBLE FOR FUTURE SALE


   Upon the closing of this offering, the Company will have an aggregate of 28,012,200 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options to purchase Common Stock other than the options to purchase 120,000 shares to be exercised immediately prior to the closing of this offering by certain Selling Stockholders. Of these shares, 5,872,900 shares (including the 2,245,000 shares sold in this offering) are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"), may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 22,129,300 shares of Common Stock are deemed "Restricted Securities" as defined under Rule 144. Restricted Securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the executive officers of the Company entering into lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market (subject in the case of shares held by affiliates to compliance with the Rule 144 volume limitations) as follows: (i) 36,000 shares will be eligible for immediate sale in the public market on the date of this Prospectus and (ii) 22,103,300 shares will be eligible for sale upon the expiration of lock-up agreements 120 days after the date of this Prospectus.


   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock (approximately 280,000 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of the Company, such stockholder's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

   Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to written plans such as the 1994 Plan may be resold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, subject to all provisions of Rule 144 except its two-year minimum holding period.


   In addition, as of December 31, 1996, the Company had reserved 5,750,000 shares of Common Stock for issuance under its stock plans. See "Management--Stock Plan." Shares issuable under the Company's stock plans have been registered pursuant to a Registration Statement on Form S-8 and are therefore freely tradeable, subject to Rule 144 limitations applicable to affiliates.


   The Company can make no prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities.


   Except to the extent they have agreed to sell shares in the offering, officers, who hold in the aggregate 22,728,300 shares of Common Stock and options to purchase 619,200 shares of Common Stock, have agreed, pursuant to agreements with the representatives of the Underwriters, that they will not, without the prior written consent of the representatives of the Underwriters, sell or otherwise dispose of any shares of Common Stock or options to acquire shares of Common Stock during the 120-day period following the date of this Prospectus.


   The Company has agreed not to sell or otherwise dispose of any shares of Common Stock during the 120-day period following the date of the Prospectus, except the Company may issue, and grant options to purchase, shares of Common Stock under its stock plans. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 120-day period referenced in the preceding sentence.

                                LEGAL MATTERS

   The validity of the shares of Common Stock offered by this Prospectus will be passed upon for the Company and the Selling Stockholders by Choate, Hall & Stewart, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Hale and Dorr, Boston, Massachusetts.

                                   EXPERTS

   The consolidated financial statements of Pegasystems Inc., at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION

   The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Northwest Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed fees. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

                            ADDITIONAL INFORMATION

   The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules filed therewith, may be inspected without charge at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York and Chicago, the addresses of which are set forth in "Available Information." Copies of the Registration Statement may be obtained from the Commission from its Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Registration Statement may also be accessed electronically at the Commission's site on the World Wide Web at http://www.sec.gov.

   The Company distributes to its stockholders annual reports containing financial statements audited by its independent accountants and makes available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                               PEGASYSTEMS INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    Page
                                                                                    ----
Report of Independent Auditors                                                       F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and as of
  September 30, 1996 (unaudited)                                                     F-3
Consolidated Statements of Income for the years ended December 31, 1993,
  1994 and 1995 and for the nine months ended September 30, 1995 and 1996
  (unaudited)                                                                        F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended
  September 30, 1996 (unaudited)                                                     F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1993,
  1994 and 1995 and for the nine months ended September 30, 1995 and 1996
  (unaudited)                                                                        F-6
Notes to Consolidated Financial Statements                                           F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Pegasystems Inc.

   We have audited the accompanying consolidated balance sheets of Pegasystems Inc. as of December 31, 1994 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pegasystems Inc. at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP


Boston, Massachusetts
May 6, 1996, except for Note 10, as to which the date is July 10, 1996 and Note 11, as to which the date is November 19, 1996.

                               PEGASYSTEMS INC.

                         CONSOLIDATED BALANCE SHEETS

                                                               December 31,
                                                       ---------------------------
                                                                                    September 30,
                                                            1994          1995          1996
                                                            ----          ----          ----
                                                                                     (unaudited)
                                                        (in thousands except share-related data)
                        Assets
Current assets:
  Cash and cash equivalents                               $   456       $   511        $25,419
  Trade and installment accounts receivable, net of
    allowance for doubtful accounts of $0 and $434 at
    December 31, 1994 and 1995, respectively, and $839
    at September 30, 1996                                   8,315         8,896         12,701
  Prepaid expenses and other assets                           204           425          1,002
                                                          -------       -------        -------
      Total current assets                                  8,975         9,832         39,122
Long-term license installments, net                         9,135        13,399         18,032
Equipment and improvements, net                             1,564         2,172          2,451
Software development costs, net                             1,113           473            123
                                                          -------       -------        -------
      Total assets                                        $20,787       $25,876        $59,728
                                                          =======       =======        =======
          Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable and accrued expenses                   $ 1,991       $ 1,747        $ 1,549
  Deferred revenue                                            139           114            263
  Current portion of long-term debt                           378           782             --
  Deferred income taxes                                     1,976         2,796          2,789
  Note payable to stockholder                                  50            --             --
                                                          -------       -------        -------
      Total current liabilities                             4,534         5,439          4,601
Deferred income taxes                                       3,931         4,947          6,991
Long-term debt                                                450           816             --
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
    authorized; no shares issued and outstanding               --            --             --
  Common stock, $.01 par value, 45,000,000 shares
    authorized, 23,490,000 shares issued and
    outstanding at December 31, 1995 and 1994,
    26,372,000 shares issued and outstanding at
    September 30, 1996                                        235           235            264
  Additional paid-in-capital                                   15           106         29,994
  Deferred compensation                                        --           (91)           (77)
  Retained earnings                                        11,644        14,522         18,089
  Cumulative foreign currency translation adjustment          (22)          (98)          (134)
                                                          -------       -------        -------
                                                           11,872        14,674         48,136
                                                          -------       -------        -------
      Total liabilities and stockholders' equity          $20,787       $25,876        $59,728
                                                          =======       =======        =======

                           See accompanying notes.

                               PEGASYSTEMS INC.

                      CONSOLIDATED STATEMENTS OF INCOME

                                                                                Nine Months Ended
                                           Year Ended December 31,                September 30,
                                  ----------------------------------------- --------------------------
                                      1993          1994          1995          1995          1996
                                      ----          ----          ----          ----          ----
                                                                                   (unaudited)
                                                (in thousands except share-related data)
Revenue
  Software license                 $     6,448   $     9,662   $    13,528   $     8,414  $    12,896
  Services                               3,764         6,601         8,719         5,941        8,060
                                   -----------   -----------   -----------   -----------  -----------
   Total Revenue                        10,212        16,263        22,247        14,355       20,956
Cost of Revenue
  Cost of software license               1,242         1,075           635           508          354
  Cost of services                       2,227         3,791         6,161         4,258        5,006
                                   -----------   -----------   -----------   -----------  -----------
   Total cost of revenue                 3,469         4,866         6,796         4,766        5,360
                                   -----------   -----------   -----------   -----------  -----------
Gross profit                             6,743        11,397        15,451         9,589       15,596
Operating expenses
  Research and development               3,766         5,440         7,061         4,949        5,883
  Sales and marketing                    1,350         2,629         3,592         2,542        3,870
  General and administrative               834         1,092         1,541         1,088        1,329
                                   -----------   -----------   -----------   -----------  -----------
   Total operating expenses              5,950         9,161        12,194         8,579       11,082
                                   -----------   -----------   -----------   -----------  -----------
Income from operations                     793         2,236         3,257         1,010        4,514

License interest income                  1,305         1,457         1,486         1,122        1,127
Other interest income                       27            21            16            16          296
Interest expense                           (32)          (56)         (118)          (68)         (85)
                                   -----------   -----------   -----------   -----------  -----------
Income before provision for
  income taxes                           2,093         3,658         4,641         2,080        5,852
Provision for income taxes                 860         1,465         1,763           790        2,285
                                  -------------  -----------   -----------   -----------  -----------
  Net income                       $     1,233   $     2,193   $     2,878   $     1,290  $     3,567
                                   ===========   ===========   ===========   ===========  ===========
Net income per common and common
  equivalent share                 $       .05   $       .09   $       .11   $      0.05  $      0.14
                                   ===========   ===========   ===========   ===========  ===========
Weighted average number of
  common and common equivalent
  shares outstanding                24,231,000    24,102,000    25,551,000    25,600,000   25,952,000
                                   ===========   ===========   ===========   ===========  ===========

                           See accompanying notes.

                               PEGASYSTEMS INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                    Common Stock                                                   Cumulative
                            ---------------------------                                             Foreign
                                Number                   Additional                                 Currency        Total
                                  of                       Paid-in       Deferred      Retained   Translation   Stockholders'
                                Shares        Amount       Capital     Compensation    Earnings    Adjustment       Equity
                                ------        ------       -------     ------------    --------    ----------       ------
                                               (in thousands except for share-related data)
Balance at December 31,
  1992                        22,500,000       $225             --           --        $ 8,218          --         $ 8,443
Exercise of stock options        117,000          1             --           --             --          --               1
Net income                            --         --             --           --          1,233          --           1,233
                              ----------       ----        -------         -----       -------       -----         --------
Balance at December 31,
  1993                        22,617,000        226             --           --          9,451          --           9,677
Exercise of stock options        873,000          9        $    15           --             --          --              24
Foreign currency
  translation adjustment              --         --             --           --             --       $ (22)            (22)
Net income                            --         --             --           --          2,193          --           2,193
                              ----------       ----        -------         -----       -------       -----         --------
Balance at December 31,
  1994                        23,490,000        235             15            _         11,644         (22)         11,872
Foreign currency
  translation adjustment              --         --             --           --             --         (76)            (76)
Issuance of stock options             --         --             91         $(91)            --          --              --
Net income                            --         --             --           --          2,878          --           2,878
                              ----------       ----        -------         -----       -------       -----         --------
Balance at December 31,
  1995                        23,490,000        235            106          (91)        14,522         (98)         14,674
Issuance of common stock       2,700,000         27         29,369           --             --          --          29,396
Exercise of stock options        182,000          2             58           --             --          --              60
Tax benefit from exercise
  of stock options                                             461                                                     461
Foreign currency
  translation adjustment              --         --             --           --             --         (36)            (36)
Amortization of deferred
  compensation                        --         --             --           14             --          --              14
Net income (unaudited)                --         --             --           --          3,567          --           3,567
                              ----------       ----        -------         -----       -------       -----         --------
Balance at September 30,
  1996 (unaudited)            26,372,000       $264        $29,994         $(77)       $18,089       $(134)        $48,136
                              ==========       ====        =======         =====       =======       =====         ========

                           See accompanying notes.

                               PEGASYSTEMS INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Nine Months Ended
                                                         Year Ended December 31,         September 30,
                                                     ------------------------------- ---------------------
                                                        1993       1994       1995      1995       1996
                                                        ----       ----       ----      ----       ----
                                                                                          (unaudited)
                                                                         (in thousands)
Operating activities
 Net income                                            $ 1,233   $ 2,193    $ 2,878    $ 1,393    $ 3,567
 Adjustments to reconcile net income to  net cash
  provided (used) by operating  activities:
  Provision for deferred income taxes                      629       961      1,836        819      2,037
  Depreciation and amortization                          1,536     1,511      1,455        975      1,152
  Provision for doubtful accounts                          326        --        793         --         --
  Change in operating assets and liabilities:
   (Increase) in trade and installment  accounts
   receivable                                           (2,149)   (3,988)    (5,638)    (3,240)    (8,438)
   (Increase) in prepaid expenses and  other assets       (121)      (16)      (221)      (206)      (116)
   Decrease (increase) in inventory                       (215)      215         --         --         --
   Increase (decrease) in accounts    payable and
  accrued expenses                                           8       971       (244)      (895)      (198)
   Increase (decrease) in deferred    revenue              333      (336)       (25)       769        149
                                                       -------   -------    -------    -------    -------
     Net cash provided (used) by  operating
     activities                                          1,580     1,511        834       (385)    (1,847)
Investing activities
   Purchase of equipment and   improvements               (888)   (1,131)    (1,423)      (851)    (1,067)
  Software development costs                            (1,060)     (297)        --         --         --
                                                       -------   -------    -------    -------    -------
     Net cash used in investing      activities         (1,948)   (1,428)    (1,423)      (851)    (1,067)
Financing activities
 Repayment of note payable to shareholder                   --      (180)       (50)       (50)        --
 Proceeds from issuance of long-term debt                  710       380      1,345      1,347         --
 Repayments of long-term debt                             (243)     (263)      (575)      (299)    (1,598)
 Issuance of common stock                                                                          29,396
 Exercise of stock options                                  --        23         --         --         60
                                                       -------   -------    -------    -------    -------
 Net cash provided (used) by financing  activities         467       (40)       720        998     27,858
 Effect of exchange rate on cash                            --       (22)       (76)       (17)       (36)
                                                       -------   -------    -------    -------    -------
 Net increase (decrease) in cash                            99        21         55       (255)    24,908
 Cash and equivalents at beginning of year                 336       435        456        456        511
                                                       -------   -------    -------    -------    -------
 Cash and equivalents at end of period                 $   435   $   456    $   511    $   201    $25,419
                                                       =======   =======    =======    =======    =======
Supplemental Disclosure of Cash Flow Information:
 Cash paid during period:
  Interest                                             $    32   $    56    $   119    $    69    $    85
                                                       =======   =======    =======    =======    =======
  Income taxes                                         $   553   $   135    $   315    $   274    $    28
                                                       =======   =======    =======    =======    =======

                           See accompanying notes.

                               PEGASYSTEMS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 1995

1. Significant Accounting Policies

Business

   Pegasystems Inc. (the Company) was incorporated on April 21, 1983, and develops customer service management software used by large, transaction-intensive organizations to automate and manage their customer interactions. Customers of the Company include large banks and credit card processors and mutual fund companies. The Company also offers consulting, training and maintenance and support services to facilitate the installation and use of its solutions.

   The environment of rapid technological change and intense competition which is characteristic of the software development industry results in frequent new products and evolving industry standards. The Company's continued success depends upon its ability to enhance current products and develop new products on a timely basis which keep pace with the changes in technology and competitors' innovations.

   International revenue is subject to various risks including imposition of government controls, export license requirements, political and economic conditions and instability, trade restrictions, currency fluctuations, changes in taxes, difficulties in staffing and managing international operations, and high local wage scales and other operating costs and expenses.

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Pegasystems Limited. All intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

   The translation of assets and liabilities of the Company's foreign subsidiary is made at year-end rates of exchange, while revenue and expense accounts are recorded at the average rates of exchange. The resulting translation adjustments are excluded from net income and are charged or credited to "Cumulative foreign currency translation adjustment" included as part of stockholder's equity. Realized and unrealized exchange gains or losses from transaction adjustments are reflected in operations and are not material.

Revenue Recognition

   The Company recognizes revenue in accordance with Statement of Position 91-1, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants. Specifically, revenue from software licenses is recognized upon product acceptance pursuant to noncancelable license agreements, and is based on management's assessment that the collectibility risk on the long-term license installments is low. Upon acceptance, the Company has no significant vendor obligations. The Company accrues the estimated cost of warranty and product returns in the period in which product revenue is recognized; historically these amounts have not been material. In the case of license renewals, revenue is recognized upon execution of the renewal license agreement or if, as is generally the case, renewal is automatic unless the customer gives notice of termination, at the expiration of the period during which the customer has the right to terminate. Maintenance fees are recognized ratably over the term of the maintenance agreement. The Company recognizes implementation as well as consulting and training fees as the services are provided.

   Software license revenue represents the present value of future payments under noncancelable license agreements which provide for payment in installments typically over a five-year period. A portion of the revenue from each agreement is recognized as interest income over the term of the agreement.

                               PEGASYSTEMS INC.

                              December 31, 1995

1. Significant Accounting Policies (Continued)


The discount rate in effect for 1993, 1994, 1995 and the three months ended March 31, 1996 was 7%. The discount rate for the six month period ended September 30, 1996 was 6.75%. The trade and installment accounts receivable recorded on the balance sheet are net of $3,477,000, $3,937,000 and $3,779,000 as of December 31, 1994 and 1995, and September 30, 1996,
respectively, which represents the imputed interest portion of future payments due under the Company's license agreements. Deferred revenue represents payments from customers, primarily for maintenance services, which are recognized as revenue as the related services are performed.


Cash and Cash Equivalents

   Cash and cash equivalents are stated at cost, which approximates market, and consist of short-term, highly liquid investments with original maturities of less than three months.

Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable and long-term license installments. The Company records long-term license installments in accordance with its revenue recognition policy which results in receivables from customers, primarily large financial service organizations with strong credit ratings.

Interim Financial Statements


   The consolidated balance sheet at September 30, 1996, the consolidated statements of income and consolidated statements of cash flows for the nine months ended September 30, 1995 and 1996 and the consolidated statement of stockholders' equity for the nine months ended September 30, 1996 are unaudited, but, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results to be expected for the entire year.


Equipment and Improvements

   Equipment and improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are three years for equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the life of the lease.

Software Development Costs


   In compliance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, certain software development costs are capitalized in the accompanying consolidated balance sheets. Capitalization of software development costs begins upon the establishment of technological feasibility, defined by the Company as a working model or an operative version of the computer software product that is completed in the same language and is capable of running on all of the platforms as the product to be ultimately marketed. During 1994, the Company capitalized $297,000 of software costs. No costs were capitalized during 1995 or the nine months ended September 30, 1996.



   Amortization of capitalized software development cost is included in costs of software license revenue and is provided on a straight-line basis of two years, which approximates the estimated useful life of the software as it relates to the Company's sales. The straight line amortization is not materially different from the amortization computed using the current period revenues as a percent of total expected product revenues. Total amortization expense charged to operations was $1,242,000, $1,075,000, $635,000 and $350,000 during 1993, 1994 and 1995 and the nine months ended September 30, 1996, respectively.

                               PEGASYSTEMS INC.

                              December 31, 1995

1. Significant Accounting Policies (Continued)

Net Income Per Share


   Net income per common and common equivalent share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during each period, assuming the exercise of stock options into common stock under the treasury stock method. Stock issued after May 14, 1995 and common stock issuable pursuant to stock options granted after May 14, 1995 have been reflected as outstanding for all of 1993, 1994 and 1995, using the treasury stock method. Fully diluted earnings per common share are not presented as they are not materially different from primary earnings per common share. Dilutive common equivalent shares consist of stock options (using the treasury stock method and using the assumed initial public offering price). Net income per share also reflects a fifteen- for-one stock split effective December 9, 1994, and a three-for-one stock split effective on July 10, 1996.



Stock Options

   The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the estimated fair market value of the shares at the date of the grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees," and intends to continue to do so. Accordingly, the Company recognizes no compensation expense for stock option grants.

Use of Estimates

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of the areas where estimates are utilized included allowance for bad debts, capitalized software, income taxes, revenue and various accrued expenses. Actual results could differ from those estimates.

2. EQUIPMENT AND IMPROVEMENTS

   The cost and accumulated depreciation of equipment and improvements consist of the following:

                                        December 31,
                                    --------------------
                                       (in thousands)
                                      1994       1995
                                      ----       ----
Equipment                            $1,435    $ 2,186
Furniture and fixtures                  630        863
Leasehold improvements                  202        434
                                     ------    -------
                                      2,267      3,483
Less accumulated depreciation          (703)    (1,311)
                                     ------    -------
Equipment and improvements, net      $1,564    $ 2,172
                                     ======    =======

                               PEGASYSTEMS INC.

                              December 31, 1995

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSE

Accounts payable and accrued expenses consist of the following:

                                         December 31,
                                       -----------------
                                        (in thousands)
                                        1994      1995
                                        ----      ----
Trade accounts payable                 $  744    $  557
Employee compensation and benefits        508       568
Accrued income taxes                      253        --
Other                                     486       622
                                       ------    ------
                                       $1,991    $1,747
                                       ======    ======

4. DEBT AND OTHER FINANCIAL INSTRUMENTS

   Long-term debt consists of the following:

                                                                  December 31,
                                                                 --------------
                                                                 (in thousands)
                                                                 1994    1995
                                                                 ----    ----
Note payable to bank, with monthly payments of $3,750 plus
  interest through December 15, 1995                             $ 45       --
Note payable to bank, with monthly payments of $17,222 plus
  interest through December 1, 1996                               413   $  207
Note payable to bank, with monthly payments of $10,556 plus
  interest through December 1, 1997                               370      243
Note payable to bank, with monthly payments of $32,778 plus
  interest through June 28, 1998                                   --      983
Note payable to bank, with monthly payments of $4,583 plus
  interest through December 28, 1998                               --      165
                                                                 ----    -----
                                                                  828    1,598
Less current portion                                              378      782
                                                                 ----   ------
                                                                 $450   $  816
                                                                 ====   ======


   The notes bear interest at the bank's prime rate (6% at December 31, 1993 and 8.5% at December 31, 1994 and 1995) plus 1/2%. The notes are secured by all computer equipment and furniture and fixtures of the Company. Maturities of these notes are $782,000 in 1996, $564,000 in 1997 and $252,000 in 1998.
As of September 30, 1996, the Company had repaid all of the notes.



   As of December 31, 1995, the Company had a line of credit with a bank allowing for borrowings up to $2,500,000 at the prime rate, which line of credit was scheduled to expire on June 1, 1996. The Company had no drawings against the line of credit at December 31, 1995 and 1994. Borrowings are subject to various covenants which call for a specified level of working capital and net worth, maintenance of certain financial ratios and restrictions on the payments of dividends. As of September 30, 1996, the Company's bank line of credit had been increased to $5,000,000 and extended until June 30, 1997. The Company had no drawings against the line of credit at September 30, 1996.


   The Company had a note payable of $50,000 to the president at December 31, 1994, which was repaid in full during 1995. The interest rate on the note was 8.5% in 1994 and 1995.

                               PEGASYSTEMS INC.

                              December 31, 1995

4. DEBT AND OTHER FINANCIAL INSTRUMENTS (Continued)

Financial instruments outstanding at December 31, 1995 are as follows:

                                Carrying     Fair
                                 Amount      Value
                                 ------      -----
                                   (in thousands)
Assets
 Cash and cash equivalents       $  511     $  511
Liabilities
 Notes payable to bank           ($1,598)   ($1,598)

The fair value of the long-term debt approximates the carrying amount due to the variable interest rate of the debt.

5. EMPLOYEE BENEFIT PLANS

Stock Option Plan

   The Company adopted an incentive stock option plan effective July 29, 1983 (the 1983 Plan). Key employees, as selected by the Board of Directors of the Company, were granted options to purchase the Company's common stock at a price, which in the Board of Directors' opinion, reflected fair value on the date of the grant. The 1983 plan expired in 1993. At December 31, 1995, no options issued under this plan were outstanding.

Long-Term Incentive Plan

   During the year ended December 31, 1994, the Company adopted a Long-Term Incentive Plan (the 1994 Plan) to provide incentives to employees, directors and consultants through opportunities to purchase stock through incentive stock options and through options which do not qualify as incentive stock options.


   In addition to options, eligible participants under the 1994 Plan may be granted stock appreciation rights, restricted stock and long-term performance awards. At December 31, 1995, a maximum of 2,400,000 shares are reserved for issuance under the plan. Shares equal to 2% of the outstanding shares at the start of each fiscal year shall be reserved for granting of replacement options; however, this may not cause the maximum shareholder dilution caused by the Plan to exceed the 2,400,000 shares of stock reserved for issuance under the plan.



   As of September 30, 1996, the Company had approved an increase in the number of shares issuable under the 1994 Long-Term Incentive Plan from 2,400,000 to 5,000,000.


   The option price per share is to be determined at the date of grant. For incentive stock options, the option price may not be less than 100% of the fair market value of the Company's common stock at the grant date. Incentive stock options granted to a person having greater than 10% of the voting power of all classes of stock must have an exercise price of at least 110% of fair market value of the Company's common stock.

                               PEGASYSTEMS INC.

                              December 31, 1995

5. EMPLOYEE BENEFIT PLANS (Continued)

   Stock option activity is summarized as follows:

                                                                                        September 30,
                                                         December 31,                        1996
                                              1993           1994           1995         (unaudited)
                                              ----           ----           ----         -----------
Outstanding options at beginning of
  period                                    1,494,000      1,269,000      1,671,750       1,924,500
 Granted                                           --      1,635,750        335,250         885,250
 Exercised                                   (117,000)      (873,000)            --        (182,000)
 Canceled                                    (108,000)      (360,000)       (82,500)       (109,800)
                                            ---------      ---------      ---------     -----------
Outstanding at end of period                1,269,000      1,671,750      1,924,500       2,517,950
                                            =========      =========      =========     ===========
Price range of outstanding options          $.01-$.69      $.33-$.69      $.33-$.39     $.33-$26.50
                                            =========      =========      =========     ===========
Exercisable at end of period                1,216,125        396,000        605,850         521,390
                                            =========      =========      =========     ===========
Available for grant at end of period               --        764,250        475,500         382,050
                                            =========      =========      =========     ===========


   In December 1995, the Company granted options to purchase 335,250 shares of Common Stock at an exercise price of $.39 per share. The Company recorded an increase to additional paid-in-capital and a corresponding charge to deferred compensation in the amount of $90,518 to recognize the aggregate difference between the deemed fair value for accounting purposes of the stock options at the date of grant and the exercise price. The deferred compensation will be amortized over the option vesting period of five years.



6. LEASES

   The Company leases certain equipment and office space under noncancelable operating leases. Future minimum rental payments required under the operating leases with noncancelable terms in excess of one year at December 31, 1995 are as follows:

Year ended December 31,         (in thousands)
1996                               $1,016
1997                                1,090
1998                                1,090
1999                                  579
                                   ------
    Total                          $3,775
                                   ======

   Total rent expense under operating leases was approximately $800,000, $863,000, and $1,100,000 for the years ended December 31, 1993, 1994 and
1995, respectively.

7. INCOME TAXES

   Income before income taxes consists of the following:

               1993     1994      1995
               ----     ----      ----
                    (in thousands)
Domestic      $2,093   $3,512    $4,318
Foreign            0      146       323
              ------   ------    ------
Total         $2,093   $3,658    $4,641
              ======   ======    ======

                               PEGASYSTEMS INC.

                              December 31, 1995

7. INCOME TAXES (Continued)

   The provision (benefit) for income taxes for the years ended December 31, 1993, 1994 and 1995 consisted of the following:

                      1993     1994      1995
                      ----     ----      ----
                           (in thousands)
Current:
 Federal              $180    $  297    $ (107)
 State                  51       176       (39)
 Foreign                --        31        73
                      ----     -----     -----
   Total current       231       504       (73)
Deferred:
 Federal               449       691     1,563
 State                 180       270       273
                      ----     -----     -----
   Total deferred      629       961     1,836
                      ----     -----     -----
                      $860    $1,465    $1,763
                      ====     =====     =====

   The effective income tax rate differed from the statutory federal income tax rate due to:

                                                  1993    1994     1995
                                                  ----    ----     ----
Statutory federal income tax rate                 34.0%   34.0%    34.0%
State income taxes, net of federal benefit         7.3     7.3      5.8
Permanent differences                              1.5     2.0      0.7
Tax credits                                       (1.7)   (3.3)    (2.5)
                                                  ----    ----     ----
   Effective income tax rate                      41.1%   40.0%    38.0%
                                                  ====    ====     ====

   At December 31, 1993, 1994 and 1995, the Company had research and development credit carryforwards of approximately $495,000, $421,000 and $440,000, respectively, available to offset future federal taxable income. These carryforward amounts generally expire from 2004 to 2008. In addition, as of December 31, 1993, 1994 and 1995, the Company had available alternative minimum tax (AMT) credit carryforwards of approximately $194,000. The carryforward period for the AMT credit is unlimited.

   Deferred income taxes at December 31, 1994 and 1995 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 and 1995 are as follows:

                               PEGASYSTEMS INC.

                              December 31, 1995

7. INCOME TAXES (Continued)

                                           December 31,
                                        1994        1995
                                        ----        ----
                                          (in thousands)
Deferred tax liabilities:
 Software revenue                      $(6,924)    $(9,303)
 Capitalized software                     (501)       (213)
 Depreciation                               --        (142)
 Other                                      --         (41)
                                       -------     -------
   Total deferred tax liabilities       (7,425)     (9,699)
Deferred tax assets:
 Deferred state taxes                      590         729
 License fees                              119         119
 Vacation accrual                           64         109
 Other                                     133         274
 Tax credits                               612         725
                                       -------     -------
   Total deferred tax assets             1,518       1,956
                                        ------     -------
   Net deferred tax liabilities         (5,907)     (7,743)
   Less current portion                 (1,976)     (2,796)
                                        ------     -------
                                       $(3,931)    $(4,947)
                                        ======     =======

8. SIGNIFICANT CUSTOMERS

   During 1993 the Company had two customers that accounted for 12.9% and 12.3%, respectively, of the Company's consolidated revenue. In 1994 one customer accounted for 16.8% of the Company's consolidated revenue. This customer also accounted for 12.6% of the Company's 1995 consolidated revenue. Additionally, in 1995 two other customers accounted for 16.2% and 14.9%, respectively, of the Company's consolidated revenue.

9. INTERNATIONAL OPERATIONS

   The Company's export sales from the United States are as follows:

                    1993      1994      1995
                    ----      ----      ----
                         (in thousands)
United Kingdom     $  488    $1,515    $1,343
Ireland                 0     1,288       355
Canada                 58     1,008       114
Switzerland           469        49       125
France                  0        25       297
Other                   0        47       100
                   ------    ------    ------
Total              $1,015    $3,932    $2,334
                   ======    ======    ======

10. RECAPITALIZATION AND STOCK SPLIT

   During the year ended December 31, 1994, the Company increased the number of shares authorized from 600,000 shares of $.01 par value common stock to 9 million shares of $.01 par value common stock.

   On December 9, 1994, the Company's Board of Directors declared a fifteen-for-one split of shares of $.01 par value common stock effected in the form of a dividend. This dividend resulted in 7,830,000

                               PEGASYSTEMS INC.

                              December 31, 1995

10. RECAPITALIZATION AND STOCK SPLIT (Continued)

shares of common stock being issued and outstanding after the split. The par value of the additional shares of common stock issued in connection with the stock split was credited to common stock and a like amount was charged to additional paid-in capital to the extent available, and the remainder to retained earnings.

   On July 10, 1996, the Company increased the number of shares of common stock authorized from 9 million to 45 million shares. The Company's Board of Directors approved a three-for-one stock split in the form of a stock dividend effective on July 10, 1996.

   The financial statements give effect to both stock splits for all periods presented.

   The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate 1,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifying limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemptions (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any shares or designations of such series.


11. SUBSEQUENT EVENTS

   1996 Non-Employee Director Stock Option Plan The 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was adopted by the Board of Directors on May 13, 1996. The Director Plan provides for the grant of options for the purchase of up to 250,000 shares of common stock of the Company. As of September 30, 1996, options for the purchase of 90,000 shares have been granted under the Director Plan.


   The Director Plan is administered by the Compensation Committee and provides that each person who becomes a director of the Company after May 13, 1996 and who is not also an employee of the Company will receive upon his initial election to the Board of Directors, an option to purchase 30,000 shares of common stock vesting in equal annual installments over five years. The exercise price per share for all options granted under the Director Plan will be equal to the market price of the common stock as of the date of grant. Options may not be assigned or transferred except by will or by the laws of descent and distribution and are exercisable, only to the extent vested, within 90 days after the optionee ceases to serve as a director of the Company (except that if a director dies or becomes disabled while he or she is serving as a director of the Company, the option is exercisable until the earlier of the scheduled expiration date of the option or one year from the date of death or disability).

   1996 Employee Stock Purchase Plan The 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors on May 13, 1996. An aggregate of 500,000 shares of common stock are reserved for issuance pursuant to this plan.

   The Stock Purchase Plan is administered by the Compensation Committee. All employees of the Company whose customary employment is in excess of 20 hours per week and more than five months per year, other than those employees who own 5% or more of the stock of the Company, are eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan will be implemented by one or more offerings of such duration as the Compensation Committee may determine, provided that no offering period may be longer than 27 months. An eligible employee participating in an offering will be able to purchase common stock at a price equal to the lesser of: (i) 85% of its fair market value on the date the right was granted, or (ii) 85% of its fair market value on the date the right was exercised. Payment for common stock purchased under the Stock Purchase Plan will be through regular payroll deduction or lump sum cash payment, or both, as determined by the Compensation Committee. The maximum value of common stock an employee may purchase during an offering period is 10% of the employee's base salary

                               PEGASYSTEMS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                              December 31, 1995

11. SUBSEQUENT EVENTS (Continued)

during such period, calculated on the basis of the employee's compensation rate on the date the employee elects to participate in that offering.

   To date, there have been no offerings under the Stock Purchase Plan and no shares of common stock have been issued thereunder.

   Line of Credit The Company's bank line of credit was increased to $5 million and extended until June 30, 1997.

   1994 Long Term Incentive Plan On May 13, 1996, the Company approved an increase in the number of shares issuable under the 1994 Long-Term Incentive Plan from 2,400,000 to 5,000,000.


   Initial Public Offering On July 24, 1996, the Company completed an initial public offering of 2.7 million shares of its common stock at $12.00 per share.

                                 UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Cowen & Company and Montgomery Securities are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:


                                                          Number of
                                                          Shares of
  Underwriter                                            Common Stock
  -----------                                            ------------
Goldman, Sachs & Co.                                        449,668
Cowen & Company                                             449,666
Montgomery Securities                                       449,666
Alex. Brown & Sons Incorporated                             128,000
Adams, Harkness & Hill, Inc.                                128,000
Hambrecht & Quist LLC                                       128,000
Edward D. Jones & Co.                                       128,000
Lehman Brothers Inc.                                        128,000
Morgan Stanley & Co. Incorporated                           128,000
Robertson, Stephens & Company, LLC                          128,000
                                                          ---------
Total                                                     2,245,000
                                                          =========


   Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.


   The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.91 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


   The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 336,750 additional shares of Common Stock to cover over- allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,245,000 shares of Common Stock offered.

   The Company and the Selling Stockholders have agreed that, subject to certain exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 120 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or of any other securities of the Company (other than pursuant to stock plans existing on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering.

   The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

   In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualifying registered market makers on Nasdaq, may engage in passive market making transactions in the Common Stock of the Company on Nasdaq in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of the Common Stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

Picture of Pegasus, the winged horse of mythology, flying out of a computer terminal screen, against a background of stars.

Service Excellence
Through Automation

================================================================================

  No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.


                                -------------

                              TABLE OF CONTENTS


                                                                  Page
                                                                ---------
Prospectus Summary                                                  3
Risk Factors                                                        5
Use of Proceeds                                                    12
Price Range of Common Stock                                        12
Dividend Policy                                                    12
Capitalization                                                     13
Selected Consolidated Financial Data                               14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations                                                    15
Business                                                           24
Management                                                         35
Certain Transactions                                               41
Principal and Selling Stockholders                                 41
Description of Capital Stock                                       42
Shares Eligible for Future Sale                                    44
Legal Matters                                                      45
Experts                                                            45
Available Information                                              45
Additional Information                                             45
Index to Consolidated Financial
  Statements                                                      F-1
Underwriting                                                      U-1



                               2,245,000 Shares

                               Pegasystems Inc.



                                 Common Stock
                          (par value $.01 per share)


                                -------------


                             [PEGASYSTEMS INC. LOGO]


                                -------------

                             Goldman, Sachs & Co.
                               Cowen & Company
                            Montgomery Securities
                     Representatives of the Underwriters



================================================================================